                                               Filed pursuant to Rule 424(b)(1).
                                                      Registration No. 333-43864

                          [ELANTEC SEMICONDUCTOR LOGO]

                                1,600,000 SHARES
                                  COMMON STOCK

    Elantec Semiconductor, Inc. is offering 1,520,000 shares of its common stock and the selling stockholders are selling an additional 80,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. Our common stock is traded on the Nasdaq National Market under the symbol "ELNT." The last reported sale price of the common stock on the Nasdaq National Market on September 19, 2000 was $81.4375 per share.

                           --------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

                                                                PER SHARE         TOTAL
                                                              -------------   -------------
Public Offering Price.......................................    $81.2500      $130,000,000
Underwriting Discounts and Commissions......................    $ 4.0625      $  6,500,000
Proceeds to Elantec.........................................    $77.1875      $117,325,000
Proceeds to the Selling Stockholders........................    $77.1875      $  6,175,000

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Elantec has granted the underwriters a 30-day option to purchase up to an additional 240,000 shares of its common stock to cover over-allotments. Robertson Stephens, Inc. expects to deliver the shares of common stock to purchasers on September 25, 2000.

                           --------------------------

ROBERTSON STEPHENS

          BANC OF AMERICA SECURITIES LLC

                    THOMAS WEISEL PARTNERS LLC

                               ADAMS, HARKNESS & HILL, INC.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 19, 2000

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

    IN THIS PROSPECTUS, REFERENCES TO "ELANTEC," "WE," "OUR" AND "US" REFER TO ELANTEC SEMICONDUCTOR, INC. AND ITS SUBSIDIARIES.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      1
Risk Factors................................................      5
Special Notice Regarding Forward-Looking Statements.........     15
Use of Proceeds.............................................     16
Dividend Policy.............................................     16
Price Range of Common Stock.................................     17
Capitalization..............................................     18
Selected Consolidated Financial Data........................     19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     29
Management..................................................     38
Principal and Selling Stockholders..........................     40
Description of Capital Stock................................     43
Underwriting................................................     46
Legal Matters...............................................     50
Experts.....................................................     50
Where You Can Find More Information.........................     50
Index to Consolidated Financial Statements..................    F-1

                            ------------------------

    Our logo, Elantec and the names of our products mentioned in this prospectus are our service marks or trademarks. This prospectus also contains trademarks, trade names and service marks of other companies. Each trademark, trade name or service mark of another company appearing in this prospectus is the property of its owner.

                                    SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION, INCLUDING THE INFORMATION IN "RISK FACTORS," CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, REGARDING US AND OUR COMMON STOCK.

                          ELANTEC SEMICONDUCTOR, INC.

    We are a leading designer, manufacturer and marketer of high performance analog integrated circuits. We provide specific analog solutions to manufacturers in our targeted high growth markets for video, optical storage, communications and power management products. Electronic systems manufacturers in these high growth markets require analog circuits with precision, linearity, speed, power and signal amplification capabilities specific to their applications. We deliver application specific standard products to help satisfy the needs of a broad range of customers within our targeted markets and standard products to meet the needs of our broad customer base. We presently offer approximately 150 products, including amplifiers, drivers, faders, transceivers and multiplexers. We sell our proprietary products to leading original equipment manufacturers, such as Globespan, Hitachi, Lucent, Lucky Goldstar, Motorola, Olympus, Philips, Ricoh, Samsung, Sanyo, Toshiba and Yamaha, either directly or through our distributors, such as Microtek International, Inc. and Insight Electronics, Inc.

    Analog integrated circuits monitor, regulate and control signals associated with real world phenomena, such as temperature, pressure, weight, speed, sound and electrical current. The rapid advances in digital technology and increasing demand for digital integrated circuits are driving the need for high performance analog integrated circuits that are characterized by high speed, high precision, low distortion and power efficiencies. For example, flat panel displays, CD recordable devices, optical camcorders and digital subscriber line transceivers use both digital and high performance analog circuits. The design of these high performance analog circuits requires highly skilled engineers, innovative design strategies and rigorous design methodologies.

    We believe our products provide the precision, linearity, speed, power and signal amplification capabilities required by original equipment manufacturers in our targeted markets. The key elements of our solution include:

    - a research and development team with significant design and manufacturing process technology expertise in high performance analog integrated circuits;

    - an understanding of systems and subsystems that allows us to develop application specific standard products which can be easily integrated into the products of original equipment manufacturers, reducing their time to market;

    - a proprietary manufacturing process technology for selected products; and

    - application specific standard products which are highly scalable and cost-effective that meet the needs of a broad range of customers within our targeted markets.

    Our goal is to be the leading provider of analog integrated circuits for the high growth video, optical storage, communications and power management markets. In order to achieve this goal, we are pursuing the following strategies:

    - offering market-driven proprietary products;

    - strengthening our position in selected high growth commercial markets;

    - working closely with leading original equipment manufacturers to develop products to address specific applications; and

    - expanding our design team and continuing to improve design productivity.

                                 RECENT EVENTS

    In July 2000, we announced the appointment of Richard Beyer, our new president and chief executive officer. He also serves as a member of our board of directors. In connection with his employment, we granted him 86,500 shares of restricted common stock at nominal cost that vest annually over a five year period. In addition, we granted him options to purchase 613,500 shares of our common stock.
                            ------------------------

    Our principal executive offices are located at 675 Trade Zone Boulevard, Milpitas, California 95035, and our telephone number at that address is
(408) 945-1323. Our website address is elantec.com. The information on our website and on the websites linked to it do not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered by Elantec......................  1,520,000 shares

Common stock offered by the selling stockholders.....  80,000 shares

Common stock to be outstanding after this offering...  21,214,668 shares

Use of proceeds......................................  We intend to use the net proceeds of this offering primarily for general corporate
                                                       purposes, including working capital and
                                                       capital expenditures, and for potential
                                                       strategic investments or acquisitions

Nasdaq National Market symbol........................  ELNT

    The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000. This number does not include:

    - 5,605,513 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $8.04 per share;

    - 970,757 shares of our common stock available for issuance under our stock option plans or reserved for future issuance under our employee stock purchase plan as of June 30, 2000; and

    - 86,500 shares of our common stock, and 613,500 shares of our common stock issuable upon the exercise of stock options at an exercise price of $58.00 per share, issued to our new president and chief executive officer in July 2000.

                            ------------------------

    Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. All share and per share information in this prospectus has been adjusted for the effect of our two-for-one stock split that occurred on April 21, 2000.

    Our fiscal year ends on the Sunday closest to September 30 and our fiscal quarters end on the Sunday closest to December 31, March 31, June 30 and September 30. Fiscal 1999 ended on October 3, fiscal 1998 ended on September 27 and fiscal 1997 ended on September 28. For convenience, our consolidated financial statements have been shown as ending on September 30 for each fiscal year and our quarters end on December 31, March 31, June 30 and September 30. Fiscal 1999 included 53 weeks while fiscal 1998 and 1997 included 52 weeks.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                          YEAR ENDED SEPTEMBER 30,                      JUNE 30,
                                            ----------------------------------------------------   -------------------
                                              1995       1996       1997       1998       1999       1999       2000
                                            --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
  Net revenues............................  $26,884    $36,806    $35,388    $46,210    $50,662    $36,379    $64,354
  Gross profit............................   13,928     18,798     15,277     21,379     23,869     15,791     39,368
  Income (loss) from operations...........    2,887      4,300        177      4,261     (6,769)    (9,325)    18,120
  Income (loss) before taxes..............    2,951      4,761        647      4,522     (6,641)    (9,283)    18,860
  Net income (loss).......................    2,713      4,389        566      7,205     (3,875)    (5,621)    11,887
  Earnings (loss) per share:
    Basic:................................    $0.73      $0.26      $0.03      $0.39     $(0.21)    $(0.30)     $0.62
    Diluted:..............................    $0.17      $0.24      $0.03      $0.37     $(0.21)    $(0.30)     $0.51
  Shares used in computing per share
    amounts:
    Basic:................................    3,716     17,010     17,762     18,270     18,512     18,460     19,194
    Diluted:..............................   15,700     18,665     18,646     19,272     18,512     18,460     23,199

    Financial data for fiscal 1999 and the nine months ended June 30, 1999 include unusual pre-tax charges of $13.0 million resulting from our conclusion that projected production volume and related cash flow from our internal fabrication facility were not sufficient to recover its carrying value.

    Financial data for fiscal 1998 includes a reversal of valuation allowance for certain deferred tax assets resulting in an income tax benefit of $3.9 million.

    See Note 1 of notes to consolidated financial statements for an explanation of the determination of the number of shares used in computing earnings (loss) per share.

                                                               AS OF JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........  $22,078      $138,603
  Working capital...........................................   26,508       143,033
  Total assets..............................................   68,608       185,133
  Long-term obligations, less current portion...............    3,511         3,511
  Total stockholders' equity................................   43,402       159,927

    The as adjusted amounts reflect the application of the net proceeds from the sale of 1,520,000 shares of common stock by us in this offering at a public offering price of $81.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE PURCHASING OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, OUR FINANCIAL CONDITION AND OUR RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE PART OR ALL OF YOUR INVESTMENT.

THE MARKETS IN WHICH WE PARTICIPATE ARE INTENSELY COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, OUR OPERATING RESULTS COULD BE HARMED.

    The analog semiconductor industry is intensely competitive and is characterized by rapid technological change, product obsolescence and price erosion. Competition among analog semiconductor providers is intense at the design-in stage, when a manufacturer is selecting a component provider for potential generations of future products. Increased competition has in the past, and could in the future, result in price reductions, reduced gross margins or loss of market share, any of which could harm our operating results. In our primary markets, we compete with Analog Devices, Inc., Burr-Brown Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., National Semiconductor Corporation, Texas Instruments and Toshiba. We also compete indirectly with the in-house design staffs of some of our customers, which often provide alternative solutions for individual analog systems requirements. Many of our current and potential competitors have greater name recognition, larger customer bases and greater financial, technical, manufacturing, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors. These combinations may provide our competitors and potential competitors with a competitive advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. In addition, the introduction of new technologies and new market entrants may increase competitive pressures.

CYCLICALITY IN THE SEMICONDUCTOR INDUSTRY HAS HISTORICALLY LED TO SUBSTANTIAL DECREASES IN DEMAND FOR OUR PRODUCTS AND TECHNOLOGIES AND MAY DO SO IN THE FUTURE.

    Although the semiconductor industry has recently experienced strong demand, the industry may experience severe or prolonged downturns in the future. As a result, our operating results are subject to significant variation. The semiconductor industry experienced a downturn in 1998 and 1999 that seriously harmed our operating results during that period. Our business depends upon the current and anticipated market demand for analog semiconductors and products using analog semiconductors. Future downturns in the semiconductor industry will likely lead to proportionately greater downturns in our net income or increases in net losses.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE, WHICH COULD CAUSE US TO MISS EXPECTATIONS ABOUT THOSE RESULTS AND CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

    Our operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our net revenues and operating results to fluctuate from period to period include:

    - shifts in demand for, and average selling prices of, our products;

    - the reduction, rescheduling or cancellation of orders by our customers;

    - the timing and success of product introductions and new technologies by our competitors and us;

    - the quantities of our products which we or third parties can manufacture and deliver in a quarter;

    - the timing of our investments in research and development;

    - the timing and provision of pricing protections and returns from our customers;

    - competitive pressures on selling prices;

    - the length of our sales cycle;

    - availability of manufacturing capacity for our products;

    - fluctuations in manufacturing yields; and

    - changes in product mix.

    Although our net revenues have increased in recent quarters, fluctuations in our net revenues and operating results due to these factors could prevent us from sustaining these growth rates. As a result, we believe that period-to-period comparisons of our net revenues and operating results are not necessarily meaningful and, accordingly, that these comparisons should not be relied upon as indications of future performance.

WE DEPEND UPON THE CONTINUED DEMAND FOR OUR PRODUCTS IN THE VIDEO AND OPTICAL STORAGE MARKETS FOR A SIGNIFICANT PORTION OF OUR NET REVENUES.

    We have derived, and expect to continue to derive, a significant portion of our net revenues from products that we sell in the video and optical storage markets. Therefore, our success depends in part on the continued acceptance of our products within these markets and our ability to continue to develop and introduce new products on a timely basis for these markets. In addition, although the video and optical storage markets have grown rapidly in the last few years, we cannot be certain that these markets will continue to grow or that a significant slowdown in these markets will not occur. Any downturn in these markets could harm our business and operating results.

THE FAILURE TO MANAGE AND SUSTAIN OUR GROWTH MAY HARM OUR BUSINESS.

    Our ability to continue to grow successfully requires an effective planning and management process. Since September 30, 1999, we increased our headcount substantially, from 175 employees to 254 employees as of June 30, 2000. Our growth has placed, and the recruitment and integration of additional employees will continue to place, a significant strain on our infrastructure, internal systems and other resources. To manage our growth effectively, we must continue to improve and expand our operational, financial and management information systems in a timely and efficient manner and invest the necessary capital. We cannot assure you that those resources will be available when we need them or that we will have sufficient capital to invest when required. If we are unable to manage and sustain our growth, our operating results may be harmed.

DIFFICULTIES IN ESTIMATING THE AMOUNT AND TIMING OF SALES TO OUR CUSTOMERS COULD HARM OUR OPERATING RESULTS.

    It is difficult for us to forecast accurately the timing and amount of sales to our customers, which include distributors and original equipment manufacturers, or OEMs. Our customers generally take a long time to evaluate our products and technologies before committing to design our products into their systems. In addition, some of the OEMs who purchase products from us or our distributors require a set of related products from multiple manufacturers to be delivered to them together for a complete bill of materials. Delays in delivery by other vendors could result in delayed or cancelled sales of our products. Moreover, our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled on short notice to us and without significant penalty. We do not have substantial noncancellable backlog and often we are forced to obtain inventory and materials from our manufacturing subcontractors in advance of anticipated customer demand. Because we incur expenses, many of which are fixed, based in part on our forecasts of future product sales, our operating results could be harmed if sales levels are below our expectations.

OUR NET REVENUES MAY DECREASE IF WE LOSE ANY OF OUR SIGNIFICANT CUSTOMERS, THEREBY HARMING OUR OPERATING RESULTS.

    A relatively small number of customers account for a significant portion of our net revenues in any particular period. For the nine months ended June 30, 2000, Microtek International, Inc. accounted for 29% of our net revenues, Insight Electronics, Inc. accounted for 10%, and Samsung accounted for 10%. In fiscal 1999, Microtek accounted for 30% of our net revenues and Insight accounted for 10%. The loss of any significant customer coupled with our inability to obtain orders from new customers to compensate for such loss could cause our net revenues to decline, thereby harming our operating results.

    We have no long-term purchase commitments with these or any of our other important customers. These customers, therefore, could cease purchasing our products with short notice to us and without significant penalty. In addition, Microtek and Insight are distributors of our products to various OEMs, any of whom could choose to reduce or eliminate orders that would reduce our distributor's orders for our products.

    Because we anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net revenues, the following may reduce our operating results:

    - reduction, delay or cancellation of orders from one or more of our significant distributors or OEMs;

    - development by one or more of our significant customers of other sources of supply;

    - selection by one or more of our significant OEMs of devices manufactured by one or more of our competitors for inclusion in future product generations;

    - sales of competing products by our distributors; or

    - failure of one of our significant customers to make timely payment of our invoices.

WE MUST ACHIEVE NEW DESIGN WINS, AND THESE DESIGN WINS MUST TRANSLATE INTO CUSTOMER PURCHASES.

    Our success depends in part upon achieving design wins for our products with current and future customers. Design wins are indications by existing and potential customers that they intend to incorporate our products into their new product designs. To achieve design wins, we must continually increase the performance levels of our products, keep pace with evolving industry standards and introduce new products in a timely manner. If we fail to achieve design wins, we may lose potential sales opportunities. Design wins also do not necessarily result in purchase orders for our products. In addition, it could take up to several months before a design win translates into a purchase order, if at all. The value of any design win, moreover, will largely depend upon the commercial success of our customer's product and on the extent to which the design of the customer's electronic system accommodates components manufactured by our competitors.

IF WE FAIL TO DEVELOP AND INTRODUCE NEW PRODUCTS ON A TIMELY BASIS, WE MAY NOT BE ABLE TO ATTRACT AND RETAIN CUSTOMERS.

    We operate in an industry that is characterized by rapidly changing technology, frequent product introductions, product obsolescence, and ongoing demands for greater performance and functionality. We, therefore, must continually design, develop and introduce on a timely basis new products with improved features to retain and attract customers and be competitive. Successful product development and introduction on a timely basis requires that we:

    - design innovative and performance-enhancing features that differentiate our products from those of our competitors;

    - transition our products to new manufacturing technologies;

    - identify emerging technological trends in our target markets, including new standards for our products;

    - accurately identify and design new products to meet market needs;

    - bring products to market on a timely basis at competitive prices and maintain effective marketing strategies;

    - maintain a high level of investment in research and development;

    - respond effectively to technological changes or product announcements by others; and

    - adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully.

    We cannot assure you that we will be able to meet the design and market introduction schedules for our new products or enhancements to our existing products or that these products will achieve market acceptance.

IN ORDER TO REMAIN COMPETITIVE IN THE ANALOG SEMICONDUCTOR INDUSTRY, WE MUST DEVELOP AND INTRODUCE NEW SEMICONDUCTOR DESIGN AND MANUFACTURING PROCESS TECHNOLOGIES ON A TIMELY BASIS.

    Our future success depends upon our ability to:

    - design and develop products that utilize new manufacturing process technologies;

    - secure the availability of our new manufacturing process technologies from our foundries;

    - introduce new manufacturing process technologies to the marketplace earlier than our competitors do; and

    - transfer our product design to multiple foundries efficiently.

    Semiconductor design and manufacturing process technologies are subject to rapid technological change, and require large expenditures for research and development. We incurred research and development expenses of $10.3 million for the nine months ended June 30, 2000, $7.8 million for the year ended
September 30, 1999 and $7.2 million for the year ended September 30, 1998. We expect that our expenses for research and development will continue to increase because we continuously attempt, on a product-by-product basis, to migrate to smaller geometry process technologies. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered reduced yields or delays in product deliveries. While we believe that transitioning our products to smaller geometries will be important for us to remain competitive, we cannot be certain that we can make these transitions successfully and on a cost-effective basis.

DUE TO OUR SIGNIFICANT LEVEL OF INTERNATIONAL NET REVENUES AND THE UTILIZATION OF FOREIGN MANUFACTURERS AND SUBCONTRACTORS, WE ARE SUBJECT TO INTERNATIONAL OPERATIONAL, FINANCIAL AND POLITICAL RISKS.

    Sales of our products to customers outside the United States have accounted for a significant part of our net revenues. Our total international net revenues, as a percentage of our net revenues, were 74% for the nine months ended June 30, 2000, 57% for the year ended September 30, 1999 and 53% for the year ended September 30, 1998. We expect our international net revenues, particularly into Japan, Taiwan and Korea, to continue to account for a significant percentage of our net revenues in the future. In addition, we expect to continue to rely on manufacturers and subcontractors located in Taiwan, Malaysia and Thailand. Accordingly, we will be subject to risks and challenges that we would not otherwise face if we conducted our business only in the United States. These include:

    - compliance with a wide variety of foreign laws and regulations;

    - changes in laws and regulations relating to the import or export of semiconductor products;

    - legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

    - political and economic instability in or foreign conflicts involving the countries of our customers, manufacturers and subcontractors causing delays or reductions in orders for our products;

    - difficulties in collecting accounts receivable and longer accounts receivable payment cycles;

    - difficulties in staffing and managing personnel, distributors and representatives in foreign countries;

    - reduced protection for intellectual property rights in some countries, particularly in Asia;

    - currency exchange rate fluctuations, which could increase the price of our products in local currencies and thereby reduce our net revenues from these sales;

    - seasonal fluctuations in purchasing patterns in other countries; and

    - fluctuations in freight rates and transportation disruptions.

    Any of these factors could harm our existing international operations and business or impair our ability to continue expanding into international markets. To the extent we are unable to expand our international net revenues in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products.

WE DEPEND ON A LIMITED NUMBER OF THIRD PARTY FOUNDRIES TO MANUFACTURE MOST OF OUR PRODUCTS, WHICH REDUCES OUR CONTROL OVER THE PRODUCTION, SUPPLY AND DELIVERY OF OUR PRODUCTS.

    We depend on a limited number of third party foundries for the production of most of our products. In particular, Lucent Technologies Inc. manufactures all of our junction isolation complementary bipolar wafers, and American Microsystems, Inc. and United Microelectronics Corporation manufacture all of our complementary metal-oxide-semiconductor wafers. In addition, another foundry provides poly deposition on all of our dielectric isolation wafers and silicon-on-insulator wafers. Our dependence on third parties to fabricate our products has significant risks that could potentially harm our operating results, including:

    - We have no long-term contracts with any foundry and we do not have a guaranteed level of production capacity at any foundry. The ability of each foundry to provide wafers to us is limited by its available capacity and our foundry suppliers could provide that limited capacity to its other customers. In addition, our foundry suppliers could reduce or even eliminate the capacity allocated to us on short notice. Moreover, such a reduction or elimination is possible even after we have submitted a purchase order.

    - To obtain foundry capacity, we may be forced to enter into equity and debt financing arrangements. These arrangements could result in the dilution of our earnings or in the ownership of our stockholders.

    - We provide the foundries with rolling forecasts of our production requirements; however, our forecasts of production requirements may prove to be inaccurate.

    - We have limited control over product delivery schedules, and we may not receive products within the time frames and in the volumes required by our customers.

    - We could face delays in obtaining, or we might not be able to obtain, access to foundries with key fabrication process technologies, such as the fabrication process necessary to manufacture dielectric isolation wafers and silicon-on-insulator wafers.

    - We have limited control over quality assurance and production costs.

    - We have limited control over manufacturing yields and our foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and enhancements to existing products, and the design, installation and initiation of new process technologies.

    We cannot be certain that we will be able to maintain our good relationships with our existing foundries. In addition, we cannot be certain that we will be able to form relationships with other foundries as favorable as our current ones. Moreover, transferring from our existing foundries to another foundry could require a significant amount of time and loss of revenue, and we cannot assure you that we could make a smooth and timely transition. If foundries are unable or unwilling to continue to supply us with these semiconductor devices in required time frames and volumes or at commercially acceptable costs, our business may be harmed.

WE ARE RESPONSIBLE FOR THE PRODUCTION OF OUR DIELECTRIC ISOLATION WAFERS AND SILICON-ON-INSULATOR WAFERS AND OUR RESULTS OF OPERATIONS COULD BE HARMED IF OUR SUPPLY OF THOSE WAFERS DOES NOT MEET THE DEMAND.

    Our own fabrication facilities are the only facilities currently available to us that are capable of manufacturing dielectric isolation wafers and silicon-on-insulator wafers for our products. If we experience a reduction or interruption in the supply, or a degradation in the quality of any of the wafers, we may be forced to discontinue products based upon those wafers until we can contract with third party foundries that are qualified to produce those wafers. As a result, our relationships with our customers could be harmed if we are unable to deliver sufficient quantities of wafers.

    We intend to outsource the high-volume production of silicon-on-insulator wafers in the future. We intend to transfer the process to a suitable foundry, but we cannot provide any assurance that a suitable foundry can be qualified for this production. If we are unable to locate and qualify a suitable foundry, we will be required to make significant capital investments in our internal foundry capacity, which is likely to increase our costs of doing business.

IF WE FAIL TO DEVELOP OUR NEXT GENERATION SILICON-ON-INSULATOR TECHNOLOGY IN A TIMELY MANNER, OUR BUSINESS AND OPERATING RESULTS COULD BE HARMED.

    Part of our future product development strategy includes the development of an advanced silicon-on-insulator technology. As with the development of any process technology, we cannot assure you that this new technology can be successfully implemented in a timely manner or that it will provide the desired improvements over our current technology. In addition, our next generation silicon-on-insulator technology could be supplanted by alternative new technologies and may not be able to be transferred to third party foundries. Significant delays or cancellation of the development of this new generation of technology or manufacturing problems associated with transferring our current product line to this technology could harm our business and results of operations. Significant delays or cancellation of the development of this technology also could harm our new product development program.

WE RELY ON A LIMITED NUMBER OF PACKAGING SUBCONTRACTORS THAT MAY NOT HAVE ADEQUATE CAPACITY TO MEET OUR PRODUCT DELIVERY REQUIREMENTS.

    We rely on a limited number of packaging subcontractors with whom we do not have long-term contracts. In general, the wafers we manufacture at our fabrication facilities and the wafers we purchase from our outside foundries are tested at our facilities. The wafers are then sent to our packaging subcontractors for packaging and assembling. Our reliance on these subcontractors involves significant risks, including a lack of adequate capacity, the possibility that they may eliminate the necessary manufacturing process technologies, and reduced control over quality and delivery schedules. These independent subcontractors may discontinue doing business with us for a variety of reasons. As a result, we may experience product delivery and quality assurance problems, which in turn may harm our reputation and operating results.

IF OUR PRODUCTS CONTAIN DEFECTS OR FAIL TO ACHIEVE INDUSTRY RELIABILITY STANDARDS, OUR REPUTATION MAY BE HARMED, AND WE MAY INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOSE SALES OPPORTUNITIES.

    Our products have in the past occasionally contained, and may in the future contain, undetected errors or defects. Any similar problem in the future may:

    - cause delays in product introductions and shipments;

    - result in increased costs and diversion of development resources;

    - cause us to incur increased charges due to obsolete or unusable inventory;

    - require design modifications; or

    - decrease market acceptance or customer satisfaction with these products, which could result in product returns.

    In addition, we may not find defects or failures in our products until after commencement of commercial shipments, which may result in loss or delay in market acceptance and could significantly harm our operating results. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any of these claims, whether or not successful, could seriously damage our reputation and business.

EARTHQUAKES, OTHER NATURAL DISASTERS AND POWER SHORTAGES MAY DAMAGE OUR FACILITIES OR THE FACILITIES OF THIRD-PARTIES ON WHICH WE DEPEND.

    Our corporate headquarters are located in California near major earthquake faults which have experienced earthquakes in the past. In addition, some of the foundries, suppliers and other third parties upon which we rely are located near fault lines. In the event of an earthquake or other natural disaster near one or more of the facilities of third parties upon which we rely, like the earthquake in Taiwan in September 1999, could disrupt the operations of those parties. Additionally, the loss of power, such as the temporary loss of power caused by power shortages in the grid servicing our facilities in Northern California, could disrupt our operations or impair our critical systems. None of these disruptions would be covered by insurance, so the supply of our products could be limited and our business could be hampered.

IF WE FAIL TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE
HARMED.

    Our future success depends largely upon the continued service of our key management and technical personnel, and on our continued ability to hire, integrate and retain qualified management and technical personnel, particularly engineers. Competition for these employees in the analog semiconductor industry is intense, and we may not be successful in attracting or retaining these personnel. In addition, even if we are able to attract qualified personnel, it is difficult to obtain work visas for foreign professionals trained in the United States. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees as needed could impair our ability to meet customer and technological demands. The loss of the services of any executive officer or other key technical or management personnel could harm our business. To help retain the continued services of some of our key executives, we have entered into employment agreements with some of them. We do not have key person life insurance on any of our key personnel.

IF DIGITAL INTEGRATED CIRCUITS REPLACE ANALOG INTEGRATED CIRCUITS, OUR BUSINESS, WHICH DEPENDS ON THE DEMAND FOR PRODUCTS BASED ON ANALOG TECHNOLOGIES, MAY FAIL.

    All of our products are based on analog technologies. However, as digital integrated circuits have become faster and their processing capacity has expanded, digital circuits have increasingly been used to perform functions in electronic systems that were previously performed with analog technologies. We cannot assure you that further advances in digital processing power will not eventually supplant analog technologies in those new applications, which could harm our business and results of operations.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITORS COULD MARKET PRODUCTS WITH SIMILAR FEATURES, REDUCING DEMAND FOR OUR PRODUCTS AND HARMING OUR OPERATING RESULTS.

    Our success depends in part on our ability to protect our intellectual property rights covering our products and technologies. We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality procedures to protect our proprietary rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries, and the enforcement of those laws, do not protect proprietary rights to as great an extent as do the laws of the United States. We also cannot assure you that:

    - our means of protecting our proprietary rights will be adequate;

    - patents will issue from our currently pending or future applications;

    - our existing patents or any new patents will be sufficient in scope or strength to provide any meaningful protection or commercial advantage to us;

    - any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the United States or foreign countries; or

    - others will not misappropriate our proprietary technologies or independently develop similar technology, duplicate our products or design around any patent issued to us or other intellectual property rights of ours.

    In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights to establish the validity of our proprietary rights. This litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

FROM TIME TO TIME WE MAY BE SUBJECT TO CLAIMS OF INFRINGEMENT OF OTHER PARTIES' PROPRIETARY RIGHTS, OR TO CLAIMS THAT OUR INTELLECTUAL PROPERTY RIGHTS ARE INVALID, WHICH COULD RESULT IN SIGNIFICANT EXPENSE AND LOSS OF INTELLECTUAL PROPERTY RIGHTS.

    From time to time we have received, and, in the future, may receive claims that we are infringing third parties' intellectual property rights or claims that our trademarks, patents or other intellectual property rights are invalid. The semiconductor industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of these rights. The resolution of any claims of this nature, with or without merit, could be time consuming, result in costly litigation or cause product shipment delays. In the event of an adverse ruling, we might be required to discontinue the use of certain processes, cease the manufacture and sale of infringing products, expend significant resources to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all. The loss of access to any intellectual property could harm our business.

OUR FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS COULD SUBJECT US TO SIGNIFICANT FINES AND LIABILITIES, AND NEW LAWS AND REGULATIONS OR CHANGES IN REGULATORY INTERPRETATION OR ENFORCEMENT COULD MAKE COMPLIANCE MORE DIFFICULT AND COSTLY.

    We are subject to a variety of federal, state, local and foreign governmental laws and regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing of semiconductor wafers. Our failure to comply with present or future environmental laws and regulations could result in fines being imposed on us, suspension of our production or a cessation of our operations. Any failure by us to comply with these laws and regulations could subject us to significant liabilities, thereby harming our business and operating results. In addition, new environmental laws and regulations or changes in regulatory interpretation and enforcement could render compliance more difficult and costly and require significant capital expenditures.

WE MAY REQUIRE ADDITIONAL CAPITAL TO FUND OUR CAPITAL EXPENDITURES AND OPERATIONS, HOWEVER, SUCH CAPITAL MAY NOT BE AVAILABLE.

    The operation of our fabrication facility requires the continued investment of substantial capital. We intend to make capital investments to support business growth and achieve manufacturing cost reductions and improved yields. We intend to fund a portion of our future capital expenditures from the net proceeds of this offering. We may need equity or debt financing to fund further expansion of our wafer fabrication capacity or to fund other projects. The timing and amount of these capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for our products, our product mix, changes in semiconductor industry conditions and competitive factors. Debt or equity financing may not be available when needed or, if available, may not be available on terms satisfactory to us.

WE MAY ENGAGE IN FUTURE ACQUISITIONS, WHICH COULD HARM OUR PROFITABILITY, PUT A STRAIN ON OUR RESOURCES, OR CAUSE DILUTION TO OUR STOCKHOLDERS.

    While we have made no acquisitions of businesses in the past, we may make acquisitions of complementary businesses, products or technologies in the future. Integrating newly acquired organizations, products or technologies into our business could be expensive, time consuming and may not be successful. Future acquisitions could divert our management's attention from other business concerns and expose our business to unforeseen liabilities or risks associated with entering new markets. In addition, we may lose key employees while integrating new organizations. Consequently, we may not be successful in integrating any acquired business, products or technologies and may not achieve anticipated revenue and cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, amortization expenses related to goodwill and other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

OUR TRADING PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

    The market for securities of technology companies in general, and of companies in the semiconductor industry, including us in particular, has been highly volatile. It is likely that the trading price of our common stock will continue to fluctuate in the future. Factors affecting the trading price of our common stock include:

    - responses to fluctuations in our operating results;

    - announcements of technological innovations, new products or product enhancements, joint ventures or significant agreements by us or our competitors;

    - our sales of common stock or other securities in the future;

    - general conditions in the video, optical storage, communications and power management markets; and

    - changes in financial estimates or recommendations by market analysts regarding us and our competitors.

    In addition, the stock market has experienced substantial price and volume volatility that has particularly affected the trading prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating results of these companies. As a result, any broad market fluctuations may adversely affect the trading price of our common stock.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS OR DELAWARE LAW MAY DELAY OR PREVENT A CHANGE OF CONTROL OF ELANTEC OR CHANGES IN OUR MANAGEMENT AND THEREFORE, DEPRESS THE TRADING PRICE OF OUR COMMON STOCK.

    Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or changes in our management that you may deem advantageous. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

    - authorize the issuance of "blank check" preferred stock, which is preferred stock that our board of directors can create and issue without prior stockholder approval with rights senior to those of common stock;

    - limit the ability of stockholders to call special meetings of stockholders;

    - prohibit cumulative voting in the election of directors, which would allow less than a majority of stockholders to elect director candidates; and

    - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

    In addition, our board of directors declared a dividend of one preferred share purchase right for each share of our common stock outstanding, subject to limitations stated in the stockholder rights plan. These rights may delay, defer or prevent a change of control of our company.

OUR MANAGEMENT HAS BROAD DISCRETION ON HOW TO USE THE PROCEEDS OF THIS OFFERING AND MAY NOT APPLY THE PROCEEDS IN A MANNER THAT INCREASES THE VALUE OF YOUR INVESTMENT.

    Our management will have broad discretion in applying the net proceeds of this offering. Although we expect our management to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for potential strategic investments or acquisitions, the net proceeds have not been allocated for specific purposes. You will be entrusting your funds to our management, upon whose judgment you must depend, with limited information concerning the specific general corporate purposes to which the funds will ultimately be applied. Our management may not be able to yield a significant return, if any, on any investment of the proceeds.

              SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements contained in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify these statements by forward-looking words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate" or "continue" and variations of these words or comparable words. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. The risk factors contained in this prospectus and in the documents incorporated by reference in this prospectus, as well as any other cautionary language in these documents, provide examples of risks, uncertainties and events that may cause our actual results to differ from the expectations we describe in our forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of 1,520,000 shares of common stock we are offering will be approximately $116.5 million, at a public offering price of $81.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $135.1 million. We will not receive any of the net proceeds from the sale of common stock by the selling stockholders.

    We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in complementary business, products or technologies. However, we have no current agreements or commitments, and we are not currently engaged in any negotiations with respect to any acquisition or investment. We cannot specify with certainty the particular uses for the net proceeds of this offering. Accordingly, our management will have broad discretion in applying the net proceeds. Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest bearing, investment grade marketable securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors in light of our earnings, financial condition, operating results, capital requirements and other factors as our board of directors may deem relevant.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "ELNT." The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the Nasdaq National Market.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
FISCAL YEAR 2000:
  Fourth Quarter (through September 19, 2000)...............  $91.2500   $53.6250
  Third Quarter.............................................   75.6250    25.9688
  Second Quarter............................................   47.5000    13.5000
  First Quarter.............................................   16.6875     6.9063
FISCAL YEAR 1999:
  Fourth Quarter............................................   10.6250     6.3750
  Third Quarter.............................................    6.7813     3.1875
  Second Quarter............................................    3.4375     1.8125
  First Quarter.............................................    2.3750     1.1563
FISCAL YEAR 1998:
  Fourth Quarter............................................    2.8750     1.5000
  Third Quarter.............................................    5.3750     2.5000
  Second Quarter............................................    4.8750     2.6875
  First Quarter.............................................    3.9375     2.6250

    On September 19, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $81.4375 per share. As of June 30, 2000, there were approximately 162 stockholders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2000:

    - on an actual basis; and

    - on an as adjusted basis to give effect to the sale of 1,520,000 shares of common stock offered by us in this offering at a public offering price of $81.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

    You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                               AS OF JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Cash, cash equivalents and short-term investments...........  $22,078      $138,603
                                                              =======      ========

Long-term debt, less current portion........................  $ 3,511      $  3,511
Stockholders' equity:
  Preferred stock, $0.01 par value: 5,000,000 shares
    authorized, actual and as adjusted; no shares issued and
    outstanding, actual and as adjusted.....................
  Common stock, $0.01 par value: 50,000,000 shares
    authorized, actual and as adjusted; 19,694,668 shares
    issued and outstanding, actual; 21,214,668 shares issued
    and outstanding, as adjusted............................      197           212
Additional paid-in capital..................................   36,947       153,457
Retained earnings...........................................    6,295         6,295
Accumulated other comprehensive loss........................      (37)          (37)
                                                              -------      --------
    Total stockholders' equity..............................   43,402       159,927
                                                              -------      --------
    Total capitalization....................................  $46,913      $163,438
                                                              =======      ========

------------------------

    The number of shares of common stock issued and outstanding as of June 30, 2000 does not include:

    - 5,605,513 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $8.04 per share;

    - 970,757 shares of our common stock available for issuance under our stock option plans or reserved for issuance under our employee stock purchase plan as of June 30, 2000; and

    - 86,500 shares of our common stock, and 613,500 shares of our common stock issuable upon the exercise of stock options at an exercise price of $58.00 per share, issued to our new president and chief executive officer in July 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data for the years ended September 30, 1997, 1998 and 1999 and the consolidated balance sheet data as of September 30, 1998 and 1999, are derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended September 30, 1995 and 1996 and the consolidated balance sheet data as of September 30, 1995, 1996 and 1997 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine months ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements, and in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or future periods.

                                                                                                                  NINE MONTHS
                                                                     YEAR ENDED SEPTEMBER 30,                   ENDED JUNE 30,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues.........................................  $26,884    $36,806    $35,388    $46,210    $50,662    $36,379    $64,354
Cost of revenues.....................................   12,956     18,008     20,111     24,831     25,785     19,580     24,986
Cost of revenues--inventory write-down...............       --         --         --         --      1,008      1,008         --
                                                       -------    -------    -------    -------    -------    -------    -------
  Gross profit.......................................   13,928     18,798     15,277     21,379     23,869     15,791     39,368
                                                       -------    -------    -------    -------    -------    -------    -------
Operating expenses:
  Research and development...........................    4,806      6,413      6,234      7,228      7,796      5,127     10,261
  Marketing, sales, general and administrative.......    6,235      8,085      8,866      9,890     10,833      7,980     10,987
  Unusual charges....................................       --         --         --         --     12,009     12,009         --
                                                       -------    -------    -------    -------    -------    -------    -------
    Total operating expenses.........................   11,041     14,498     15,100     17,118     30,638     25,116     21,248
                                                       -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations........................    2,887      4,300        177      4,261     (6,769)    (9,325)    18,120
Interest and other income, net.......................      195        687        759        674        528        352        967
Interest expense.....................................     (131)      (226)      (289)      (413)      (400)      (310)      (227)
                                                       -------    -------    -------    -------    -------    -------    -------
Income (loss) before taxes...........................    2,951      4,761        647      4,522     (6,641)    (9,283)    18,860
Provision for (benefit from) income taxes............      238        372         81     (2,683)    (2,766)    (3,662)     6,973
                                                       -------    -------    -------    -------    -------    -------    -------
Net income (loss)....................................   $2,713     $4,389       $566     $7,205    $(3,875)   $(5,621)   $11,887
                                                       =======    =======    =======    =======    =======    =======    =======
Earnings (loss) per share:
  Basic..............................................    $0.73      $0.26      $0.03      $0.39     $(0.21)    $(0.30)     $0.62
                                                       =======    =======    =======    =======    =======    =======    =======
  Diluted............................................    $0.17      $0.24      $0.03      $0.37     $(0.21)    $(0.30)     $0.51
                                                       =======    =======    =======    =======    =======    =======    =======
Shares used in computing per share amounts:
  Basic..............................................    3,716     17,010     17,762     18,270     18,512     18,460     19,194
  Diluted............................................   15,700     18,665     18,646     19,272     18,512     18,460     23,199

                                                                            AS OF SEPTEMBER 30,
                                                            ----------------------------------------------------       AS OF
                                                              1995       1996       1997       1998       1999     JUNE 30, 2000
                                                            --------   --------   --------   --------   --------   --------------
                                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.........  $ 6,009    $16,040    $15,928    $ 9,466    $18,663       $22,078
Working capital...........................................    6,854     17,638     18,287     16,786     21,528        26,508
Total assets..............................................   20,910     35,246     37,091     47,544     43,871        68,608
Long-term obligations, less current portion...............    1,313      1,566      3,336      4,354      4,585         3,511
Total stockholders' equity................................   11,142     24,074     24,803     32,277     29,526        43,402

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER FROM THOSE ANTICIPATED IN THOSE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading designer, manufacturer and marketer of high performance analog integrated circuits. Through our design expertise, process technology expertise and specialized application knowledge, we have developed and sell approximately 150 innovative products, including amplifiers, drivers, faders, transceivers and multiplexers, to a large and diverse group of customers worldwide. We target four high growth commercial markets: video, optical storage, communications and power management.

    We were incorporated in California in July 1983 as Elantec, Inc. In September 1995, we reincorporated in Delaware as Elantec Semiconductor, Inc., and in October 1995, we completed our initial public offering. We introduced our first products in fiscal 1984, and, during the period from fiscal 1984 to fiscal 1989, military and commercial hybrid product sales represented the majority of our net revenues. Beginning in fiscal 1989, we changed our strategy to focus on high growth commercial markets. We announced the discontinuance of our military and commercial hybrid products in July 1997, and shipments of these products ended in September 1999. Beginning in fiscal 1999, we narrowed our product focus, concentrating on our current markets where we could exploit our design and process technology expertise. We opened a design center in the United Kingdom in the third quarter of fiscal 2000.

    In the first quarter of fiscal 1999, we took an unusual charge of $13.0 million under a plan to restructure our manufacturing operations by moving towards a primarily outsourced model. We restructured our operations in response to a shift in the mix of products fabricated internally compared to products fabricated by outside foundries, which caused significant over-capacity in our internal fabrication facility.

    Our net revenues are derived from the sale of analog integrated circuits. We have developed a broad range of high performance application specific standard products, or ASSPs, and standard products for our four target markets. For the nine months ended June 30, 2000, video represented 44%, optical storage represented 38%, communications represented 10%, and power management and others represented 8% of net revenues.

    We sell our products both domestically and internationally to a large and diverse group of original equipment manufacturers, or OEMs, through a combination of direct sales offices, independent sales representatives and distributors. For the nine months ended June 30, 2000, sales to Microtek International in Japan represented 29% of our net revenues, Insight Electronics in North America represented 10% and Samsung in Korea represented 10%. Both Microtek and Insight are distributors who sell to a diverse base of OEMs, while Samsung is one of our direct customers.

    We have focused our sales and marketing efforts in Asia, North America and Europe. During the nine months ended June 30, 2000, and for fiscal 1999 and fiscal 1998, approximately 74%, 57% and 53% of our net revenues were derived from customers outside of North America. Our customers are both distributors and OEMs. The majority of our international net revenues are derived from sales through our distributors. We work with 11 distributors in Asia and nine distributors covering Europe, Africa, South America and Australia, each selling to OEMs within their own territory. We also work with four distributors and 18 independent sales representatives in North America. While we are continuing to expand our sales organizations worldwide, we expect that the majority of our net revenues will continue to be derived from Asia in the foreseeable future. Some of our net revenues from sales in Japan are denominated in Japanese Yen while the remaining net revenues from sales worldwide are denominated in United States Dollars.

    We recognize revenue at the time of shipment to direct customers, at the time of shipment to foreign distributors, and at the time domestic distributors sell our products to their customers. Allowances are provided for estimated returns at the time of shipment. Our domestic distributors have rights of return and price protection privileges on unsold merchandise. Net revenues are stated net of estimated discounts and allowances.

    We work with our customers to achieve design wins whereby our products will be incorporated into our customers' product. Our customers then complete the design, testing and evaluation of their products and begin the marketing process. Several months may elapse between our sales efforts and our realization of revenues, if any, from volume purchases of our products. The duration of the actual lapse depends upon the product type and market segment. Our customers are not obligated by long-term contracts to purchase our products and can generally cancel or reschedule orders on short notice.

    We manufacture semiconductor wafers using our proprietary dielectric isolation and silicon-on-insulator technologies. In addition, we utilize a limited number of third party foundries for the manufacture of our junction isolation complementary bipolar and complementary metal-oxide semiconductor, or CMOS, wafers. We use third party subcontractors for assembly and packaging services. We do not have long-term contracts with these suppliers and we place purchase orders for specific quantities of wafers, and assembly and packaging services. We test all wafers produced by us and our third party foundries. In addition, we perform final testing on all packaged units. Accordingly, a significant portion of our cost of revenues consists of payments to our manufacturing subcontractors. Costs of revenues also encompass our internal manufacturing and operations functions and a portion of our information systems and facilities costs.

    Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, prototype costs related to the fabrication of our integrated circuits, and depreciation associated with development tools. We expense our research and development costs as they are incurred. Several components of our research and development initiatives require significant expenditures, such as prototype expenses, the timing of which can cause significant quarterly variability in our expenses. Because our research and development is critical to our future success, we expect to continue to increase our research and development expenditures.

    Marketing, sales, general and administrative expenses consist primarily of salaries and commissions and related expenses for executives, finance, accounting, information services, human resources, recruiting, professional fees and other corporate expenses, and costs associated with promotional and other marketing activities. We expect to continue to expand our direct and indirect sales operations in an attempt to secure more design wins and increase product orders. We expect these expenses will increase over the next year as we hire additional sales and marketing personnel, initiate additional marketing programs to support our products, establish new sales offices, amortize deferred compensation associated with the hiring of our new chief executive officer, add personnel and incur additional costs related to the continued growth of our business. We will continue to expand our use of independent sales representatives. In addition, the complexity of integrating our products within our customer's systems requires highly trained field application engineers, customer service and support personnel. We plan to continue to expand our field application engineering and our customer service and support organization.

RESULTS OF OPERATIONS

    The following table presents our consolidated statement of operations data expressed as a percentage of total net revenues for the periods indicated.

                                                                                  NINE MONTHS
                                                    YEAR ENDED                       ENDED
                                                  SEPTEMBER 30,                    JUNE 30,
                                          ------------------------------      -------------------
                                            1997       1998       1999          1999       2000
                                          --------   --------   --------      --------   --------
Net revenues............................   100.0%     100.0%     100.0%        100.0%     100.0%
  Gross profit..........................    43.2       46.3       47.1          43.4       61.2

Operating expenses:
  Research and development..............    17.6       15.6       15.4          14.1       15.9
  Marketing, sales, general and
    administrative......................    25.1       21.4       21.4          21.9       17.1
  Unusual charges.......................      --         --       23.7          33.0         --
Income (loss) from operations...........     0.5        9.2      (13.4)        (25.6)      28.2
Income (loss) before income taxes.......     1.8        9.8      (13.1)        (25.5)      29.3
Net income (loss).......................     1.6%      15.6%      (7.6)%       (15.5)%     18.5%

NINE MONTHS ENDED JUNE 30, 2000 AND 1999

NET REVENUES

    For the first nine months of fiscal 2000, net revenues were $64.4 million, an increase of 76.9% from the $36.4 million reported in the corresponding period of fiscal 1999. This increase over the prior year was due to a significant increase in total units shipped despite a decline in average selling prices. Sales increased in all geographic areas, especially in Asia.

    In the first nine months of fiscal 2000, international net revenues were 73.8% compared to 57.4% in fiscal 1999. This increase was due primarily to strong demand for our video and optical storage products resulting from improved demand as well as improved conditions in Asia.

    Domestic net revenues in the first nine months of fiscal 2000 increased slightly to $16.8 million from $15.2 million in fiscal 1999 as a result of increased sales of our products partially offset by the discontinuation of our military and commercial hybrid product line at the end of fiscal 1999. This product line accounted for $3.0 million or 8.1% of our product revenues in the first nine months of fiscal 1999. As a percentage of total net revenues, domestic net revenues in fiscal 2000 decreased from 42.6% in the first nine months of fiscal 1999 to 26.1%.

GROSS MARGIN

    Gross margin was 61.2% for the first nine months of fiscal 2000 compared to 43.4% in the corresponding period in fiscal 1999. The improvement in gross margin reflects the allocation of fixed manufacturing costs across a higher revenue base and improvements in manufacturing efficiencies and yields as well as the write-down of inventory in the first quarter of fiscal 1999.

    During the first quarter of fiscal 1999, we implemented a plan to restructure our manufacturing operations by moving towards a primarily outsourced model through a period of several years. We further decided to discontinue development of future dielectric process technology in favor of the silicon-on-insulator technology, where volume production is expected to be outsourced if a suitable foundry is qualified. As a result of that decision, we concluded that certain quantities of dielectric inventory in excess of known customer demand might become obsolete. Of the $1.0 million write-down of inventory in the first quarter of fiscal 1999, approximately $0.8 million related to work in process and approximately $0.2 million related to finished goods. The amount of dielectric inventory on the balance sheet, after the write-down, at June 30, 2000 was $2.6 million in work in process and $0.5 million in finished goods.

    While we are working on programs to continue to improve manufacturing efficiencies, we may encounter difficulties due to delays with technology introduction, changes in product mix, unfavorable manufacturing yields or other manufacturing difficulties in the future. Gross margin may continue to fluctuate from quarter to quarter.

RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses increased by $5.1 million or 100.1% for the first nine months of fiscal 2000 as compared to the corresponding period in fiscal 1999. The increase in research and development expenses in the first nine months of fiscal 2000 as compared to the same period of fiscal 1999 was due primarily to an increase in staffing and related compensation of $2.0 million, particularly design engineering personnel and higher spending of $3.1 million on new product designs. During the third quarter of fiscal 2000, we also opened a design center in the United Kingdom.

MARKETING, SALES, GENERAL AND ADMINISTRATIVE EXPENSES

    Marketing, sales, general and administrative expenses increased by $3.0 million or 37.6% for the first nine months of fiscal 2000 as compared to the corresponding period in fiscal 1999. The increase in these expenses in the first nine months of fiscal 2000 as compared to the same period of fiscal 1999 was due primarily to an increase in staffing and related compensation of $1.6 million, particularly sales and marketing personnel and higher commissions paid to outside manufacturer's representatives of $1.3 million due to the increase in net revenues.

UNUSUAL CHARGES

    Our unusual charges, as discussed in gross margin above, consisted primarily of a write-down of certain equipment, a write-down of inventory, severance costs, and a write-down of previously capitalized patent costs. See Note 11 of notes to consolidated financial statements. These actions resulted in pretax charges of $12.0 million to operating expenses and $1.0 million to cost of goods sold in the first quarter of fiscal 1999. Approximately $0.2 million was utilized in the first nine months of fiscal 2000.

INTEREST AND OTHER INCOME, NET

    Interest and other income, net was $1.0 million in the first nine months of fiscal 2000, an increase of $0.4 million over the corresponding period of fiscal 1999. The increase in interest and other income was due primarily to higher levels of cash, cash equivalents and short-term investments and gains from the sale of foreign exchange forward contracts.

PROVISION FOR (BENEFIT FROM) TAXES ON INCOME

    Our effective tax rate for the first nine months of fiscal 2000 was 37.0% compared to (39.4%) for the comparable prior year period. Provision for income taxes in the first nine months of fiscal 1999 benefited from the unusual charges recorded by us in the first quarter of fiscal 1999.

YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

NET REVENUES

    Net revenues were $50.7 million in fiscal 1999, an increase of 9.6% over net revenues of $46.2 million in fiscal 1998. The increase in net revenues was due to an increase in unit shipments, while the average selling price for our products remained relatively constant during the year. We continued to experience strong revenue growth in the optical storage market, which represented 26.0% of net revenues, up from approximately 8.2% of net revenues in fiscal 1998.

    International net revenues represented 57.4% of net revenues in fiscal 1999, up slightly from 53.0% of net revenues in fiscal 1998. Net revenues from Japan and other Pacific Rim countries increased 23.9% over fiscal 1998 as a result of improvement in the economic and financial situation in the region.

    In fiscal 1999, domestic net revenues remained flat in absolute dollars compared to 1998, but as a percentage of our net revenues decreased to 42.6% of net revenues compared to 47.0% of net revenues in fiscal 1998.

    Net revenues were $46.2 million in fiscal 1998, an increase of 30.6% over net revenues of $35.4 million in fiscal 1997. The increase in net revenues was due to an increase in unit shipments, while the average selling price for our products remained relatively constant during the year. Geographically, we experienced broad revenue growth with domestic net revenues up 36.3% and international net revenues up 25.9% over fiscal 1997.

    International net revenues in fiscal 1998 represented 53.0% of net revenues, down slightly from 55.0% of net revenues in fiscal 1997. Net revenues from Japan and other Pacific Rim countries increased 31.4% over fiscal 1997 despite the economic and financial difficulties experienced by Japan and other countries in the region.

    In July 1997, we announced that we would discontinue our military and commercial hybrid products. This product line accounted for 9.8% of net revenues in fiscal 1999, 8.4% of net revenues in fiscal 1998 and 7.9% of net revenues in fiscal 1997. We accepted orders for these discontinued products through the middle of fiscal 1998 and we made final shipments to customers during the fourth quarter of fiscal 1999.

GROSS MARGIN

    Gross margin was $23.9 million or 47.1% of net revenues in fiscal 1999. The increase in gross margin as a percentage of net revenues as compared to 46.3% in fiscal 1998 was due primarily to the absorption of fixed costs over a larger revenue base and improved manufacturing yields and pricing at third party foundries. This increase was partially offset by higher unfavorable overhead variances relating to internal production and increased provisions for excess and obsolete inventory of approximately $1.0 million in the first quarter of fiscal 1999 as product mix shifted towards products manufactured by third party foundries.

    The improvement in gross margin in fiscal 1999 compared to fiscal 1998 also resulted from our change in strategy, discussed above in gross margin for the nine months ended June 30, 2000 and 1999, to restructure our manufacturing operations in response to a shift in the mix of products fabricated internally compared to products fabricated by outside foundries. We further decided to discontinue development of future dielectric process technology in favor of silicon-on-insulator technology, where volume production is expected to be outsourced if a suitable foundry is qualified. As a result of that decision, we concluded that quantities of dielectric inventory in excess of known customer demand might become obsolete. Of the $1.0 million write-down in the first quarter of fiscal 1999, approximately $0.8 million is related to work in process and approximately $0.2 million is related to finished goods. The dielectric inventory value at December 31, 1998 prior to the write-down consisted of $3.2 million in work in process and $0.6 million in finished goods. The amount of this inventory on the balance sheet, after the write-down, at September 30, 1999 was $1.2 million in work in process and $0.5 million in finished goods.

    Gross margin was $21.4 million or 46.3% of net revenues in fiscal 1998. The increase in gross margin as a percentage of revenues, as compared to 43.2% in fiscal 1997, was due primarily to the absorption of fixed costs over a larger revenue base and improved manufacturing yields and pricing at third party foundries. This was partially offset by higher unfavorable overhead variances relating to internal production as product mix shifted towards products manufactured by third party foundries during the second half of fiscal 1998, and increased provisions for excess and obsolete inventory. Write-downs of excess and obsolete inventory were $1.5 million higher in fiscal 1998 than in fiscal 1997.

RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses were $7.8 million or 15.4% of net revenues in fiscal 1999, $7.2 million or 15.6% of net revenues in fiscal 1998 and $6.2 million or 17.6% of net revenues in fiscal 1997. The increase in research and development expenses in fiscal 1999 as compared to 1998 was due primarily to an increase in staffing and related compensation of $0.3 million, particularly design engineering personnel, and higher spending of $0.3 million on new product designs. The increase in research and development expenses in fiscal 1998 over 1997 was also due to an increase in staffing, particularly design engineering personnel and higher spending for test and prototype materials.

MARKETING, SALES, GENERAL AND ADMINISTRATIVE EXPENSES

    Marketing, sales, general and administrative expenses were $10.8 million or 21.4% of net revenues in fiscal 1999, $9.9 million or 21.4% of net revenues in fiscal 1998, and $8.9 million or 25.1% of net revenues in fiscal 1997. The increase in these expenses in fiscal 1999 over fiscal 1998 was due primarily to an increase in staffing and related compensation of $0.5 million and higher outside services costs of $0.4 million. As a percentage of net sales, marketing, sales, general and administrative expenses remained flat in fiscal 1999 as such costs increased at the same rate as net revenue growth. The increase in these expenses in fiscal 1998 as compared to fiscal 1997 was also due primarily to an increase in staffing and related compensation, increased legal expenses and higher consulting costs.

UNUSUAL CHARGES

    Our unusual charges, as discussed in gross margin for the nine months ended June 30, 2000 and 1999, consisted primarily of a write-down of certain equipment, a write-down of inventory, severance costs and a write-down of previously capitalized patent costs. See Note 11 of notes to consolidated financial statements. These actions resulted in pretax charges of $12.0 million to operating expenses and $1.0 million to cost of goods sold. Approximately $12.7 million was utilized in fiscal 1999.

INTEREST AND OTHER INCOME, NET

    Interest and other income, net was $0.5 million in fiscal 1999, $0.7 million in fiscal 1998 and $0.8 million in fiscal 1997. Interest income for fiscal 1999 decreased from fiscal 1998 due to a lower rate of return on cash equivalents and short-term investments. The decrease from fiscal 1997 to fiscal 1998 was due to lower cash, cash equivalents and short-term investments resulting primarily from cash disbursed and lease payments made in conjunction with our fabrication facility expansion.

PROVISION FOR (BENEFIT FROM) TAXES ON INCOME

    The fiscal 1999 provision for taxes on income reflected the benefit from the unusual charges we recorded in the first quarter of fiscal 1999. In addition, we reversed the remaining valuation allowance of $0.5 million due to the conclusion that realization of the remaining deferred tax assets subject to the valuation allowance is more likely than not. See Note 7 of notes to consolidated financial statements.

    Results for the fourth fiscal quarter of 1998 included a $3.1 million favorable tax adjustment resulting primarily from the reversal of our valuation allowance for certain deferred tax assets at September 30, 1998.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

    The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the seven quarters in the period ended June 30, 2000, and this data expressed as a percentage of our net revenues for each of these seven quarters. This quarterly information is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. You should read this information in conjunction with the consolidated financial statements and the related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                                 THREE MONTHS ENDED
                                                    -----------------------------------------------------------------------------
                                                    DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                                      1998       1999        1999       1999        1999       2000        2000
                                                    --------   ---------   --------   ---------   --------   ---------   --------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues......................................  $ 10,653    $12,721    $13,005     $14,283    $15,712     $20,020    $28,622

Cost of revenues..................................     6,401      6,995      6,184       6,205      6,141       7,694     11,151
Cost of revenues--inventory write-down............     1,008         --         --          --         --          --         --
                                                    --------    -------    -------     -------    -------     -------    -------
  Gross profit....................................     3,244      5,726      6,821       8,078      9,571      12,326     17,471

Operating expenses:
  Research and development........................     1,711      1,569      1,847       2,669      2,407       3,347      4,507
  Marketing, sales, general and administrative....     2,429      2,711      2,840       2,853      3,055       3,748      4,184
  Unusual charges.................................    12,009         --         --          --         --          --         --
                                                    --------    -------    -------     -------    -------     -------    -------
    Total operating expenses......................    16,149      4,280      4,687       5,522      5,462       7,095      8,691
                                                    --------    -------    -------     -------    -------     -------    -------
Income (loss) from operations.....................   (12,905)     1,446      2,134       2,556      4,109       5,231      8,780
Interest and other income, net....................       102         83        167         175        213         309        445
Interest expense..................................      (110)      (103)       (97)        (89)       (83)        (76)       (68)
                                                    --------    -------    -------     -------    -------     -------    -------
Income (loss) before taxes........................   (12,913)     1,426      2,204       2,642      4,239       5,464      9,157

Provision for (benefit from) taxes on income......    (4,889)       500        727         896      1,479       2,111      3,383
                                                    --------    -------    -------     -------    -------     -------    -------
Net income (loss).................................  $ (8,024)   $   926    $ 1,477     $ 1,746    $ 2,760     $ 3,353    $ 5,774
                                                    ========    =======    =======     =======    =======     =======    =======
Earnings (loss) per share:
  Basic...........................................    $(0.44)     $0.05      $0.08       $0.09      $0.15       $0.18      $0.29
                                                    ========    =======    =======     =======    =======     =======    =======
  Diluted.........................................    $(0.44)     $0.05      $0.07       $0.08      $0.13       $0.14      $0.24
                                                    ========    =======    =======     =======    =======     =======    =======
Shares used in computing per share amounts:
  Basic...........................................    18,394     18,424     18,560      18,672     18,864      19,144     19,575
  Diluted.........................................    18,394     19,210     20,918      21,932     22,362      23,386     23,849

                                                    DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                                      1998       1999        1999       1999        1999       2000        2000
                                                    --------   ---------   --------   ---------   --------   ---------   --------
AS A PERCENTAGE OF NET REVENUES:
Net revenues......................................    100.0%     100.0%     100.0%      100.0%     100.0%      100.0%     100.0%

Cost of revenues..................................     60.1       55.0       47.6        43.4       39.1        38.4       39.0
Cost of revenues--inventory write-down............      9.4         --         --          --         --          --         --
                                                     ------      -----      -----       -----      -----       -----      -----
  Gross profit....................................     30.5       45.0       52.4        56.6       60.9        61.6       61.0

Operating expenses:
  Research and development........................     16.1       12.3       14.2        18.7       15.3        16.7       15.7
  Marketing, sales, general and administrative....     22.8       21.3       21.8        20.0       19.4        18.8       14.6
  Unusual charges.................................    112.7         --         --          --         --          --         --
                                                     ------      -----      -----       -----      -----       -----      -----
    Total operating expenses......................    151.6       33.6       36.0        38.7       34.7        35.5       30.3
                                                     ------      -----      -----       -----      -----       -----      -----
Income (loss) from operations.....................   (121.1)      11.4       16.4        17.9       26.2        26.1       30.7
Interest and other income, net....................      0.9        0.6        1.3         1.2        1.3         1.5        1.5
Interest expense..................................     (1.0)      (0.8)      (0.7)       (0.6)      (0.5)       (0.4)      (0.2)
                                                     ------      -----      -----       -----      -----       -----      -----
Income (loss) before taxes........................   (121.2)      11.2       17.0        18.5       27.0        27.2       32.0

Provision for (benefit from) taxes on income......    (45.9)       3.9        5.6         6.3        9.4        10.5       11.8
                                                     ------      -----      -----       -----      -----       -----      -----
Net income (loss).................................    (75.3)%      7.3%      11.4%       12.2%      17.6%       16.7%      20.2%
                                                     ======      =====      =====       =====      =====       =====      =====

    Net revenues and gross profits have increased in each of the quarters since the three months ended December 31, 1998 as global industry and economic conditions, particularly in Asia, have improved. Slight variations in research and development expenses as a percentage of net revenues have occurred due to high prototype expenses associated with product introductions.

    In the first quarter of fiscal 1999, we recorded unusual pre-tax charges of $13.0 million resulting from our conclusion that projected production volume and related cash flow from our internal fabrication facility were not sufficient to recover its carrying value.

LIQUIDITY AND CAPITAL RESOURCES

    Our primary sources of liquidity are cash, and cash equivalents and short-term investments of $22.1 million at June 30, 2000. Additionally, at June 30, 2000, we had a revolving credit line of $5.0 million, all of which was unused and available. We are currently in the process of obtaining a line of credit that will replace the one which expired on June 30, 2000.

    Cash and cash equivalents were $21.0 million at June 30, 2000, representing an increase of $3.6 million from September 30, 1999. The increase is primarily a result of cash generated from operations of $12.5 million and proceeds from the exercise of employee stock options of $2.0 million. These cash inflows were offset by capital expenditures of approximately $10.0 million primarily for new process development, assembly and test facilities and payments on capital leases of approximately $1.1 million.

    Cash and cash equivalents at September 30, 1999 increased by $11.6 million from September 30, 1998 to $17.4 million. The primary source of cash during fiscal 1999 was $12.9 million from operations. Investing activities used
$0.8 million primarily due to the acquisition of $3.2 million in property, equipment and other assets, net of proceeds from disposition of property and equipment, which was partially offset by net sales of available for sale securities of $2.4 million. Financing activities used $0.4 million, primarily for payments on long-term debt of $0.1 million and payments on capital lease financing of $1.4 million, which was partially offset by proceeds from the exercise of employee stock options of $1.2 million.

    Cash and cash equivalents at September 30, 1998 decreased by $4.0 million or 40.9% from September 30, 1997 to $5.8 million. The primary source of cash during fiscal 1998 was $4.7 million from operations. Investing activities used
$7.4 million primarily due to the acquisition of $9.8 million in property and equipment, net of proceeds from disposition of property and equipment and capital lease financing, which was partially offset by net sales of short-term investments of $2.4 million. Financing activities used $1.3 million primarily for payments on long-term debt of $0.7 million and payments on capital lease financing of $0.9 million which was partially offset by proceeds from exercise of employee stock options of $0.3 million.

    We believe that our existing cash and cash equivalents, our short-term investments, cash from operations and the net proceeds from this offering will be sufficient to support our operating and capital needs for at least the next 12 months. Any major change in the nature of our business, such as the acquisition of products, the design of products not currently under development or the need for significant unplanned capital expenditures, could change our capital requirements. To the extent we require additional cash, we cannot assure you that we will be able to obtain financing on favorable terms, or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INTEREST RATE SENSITIVITY

    We maintain a short-term investment portfolio consisting mainly of income securities with an average maturity of less than one year. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10.0% from levels at June 30, 2000, the fair value of the portfolio would decline by an

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
immaterial amount. We presently intend to hold our fixed income investments until maturity, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rates on our securities portfolio.

    At June 30, 2000, we had approximately $3.2 million of outstanding obligations under capital lease arrangements. As the lease payments associated with these arrangements do not have variable interest rates, an increase of 10.0% in short-term interest rates would not have a material impact on our net income or cash flows. We do not hedge any interest rate exposures.

    Since we do not have any significant exposure to changing interest rates because of the low levels of marketable securities with maturities more than 90 days, we did not undertake any specific actions to cover exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We did not purchase or hold any derivative financial instruments for trading purposes.

FOREIGN CURRENCY EXCHANGE RISK

    The Japanese Yen is the functional currency of our subsidiary in Japan and we denominate certain sales transactions in Yen. We have established a foreign currency-hedging program, utilizing foreign currency forward exchange contracts or forward contracts of various durations to hedge trade receivables denominated in Yen. Under this program, gains and losses on the forward contracts mitigate the risk of material foreign currency transaction gains and losses and offset increases or decreases in our foreign currency receivables. We do not use forward contracts for trading purposes. We believe that the use of foreign currency financial instruments should reduce the risks that arise from conducting business in international markets.

    We do not currently enter into foreign exchange forward contracts to hedge balance sheet exposures of our subsidiary in Japan and intercompany balances against future movements in foreign exchange rates. However, we do maintain cash balances denominated in Yen. If foreign exchange rates were to weaken against the United States Dollar immediately and uniformly by 10.0% from the exchange rate at June 30, 2000, the fair value of these foreign currency amounts would decline by an immaterial amount.

    At the end of each fiscal month, all foreign currency assets and liabilities are revalued using the month end spot rate and the realized and unrealized gains and losses are recorded and included in net income as a component of interest and other income, net.

RECENT ACCOUNTING PRONOUNCEMENTS

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. We are required to adopt SFAS 133, as amended, beginning in the first quarter of fiscal 2001. Although we have not fully assessed the implication of SFAS 133, we do not expect the adoption of the statement to have a significant effect on our consolidated financial position, results of operations or cash flows.

REVENUE RECOGNITION

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We are required to adopt SAB 101, as amended, in the fourth quarter of fiscal 2001. Although we have not fully assessed the implications of SAB 101, our management does not believe that adoption of this bulletin will have a material impact on our consolidated financial position, results of operations or cash flows.

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
                                    BUSINESS

OVERVIEW

    We are a leading designer, manufacturer and marketer of high performance analog integrated circuits, which provide specific analog solutions to manufacturers in the high growth markets for video, optical storage, communications and power management products. The rapid advances in digital technology and increasing demand for digital integrated circuits are driving the need for high speed, high precision, low distortion and power efficient analog circuits. Electronic systems manufacturers in these high growth markets require analog circuits with precision, linearity, speed, power and signal amplification capabilities specific to their applications. We believe we fulfill these circuit requirements with our standard line of products and with our application specific standard products, or ASSPs, which are designed to satisfy the needs of specific applications within our targeted markets. We presently offer approximately 150 products, including amplifiers, drivers, faders, transceivers and multiplexers. We manufacture our products at our facilities in Milpitas, California and utilize third party wafer foundries.

    We sell our proprietary products to leading original equipment manufacturers, or OEMs, such as Globespan, Hitachi, Lucent, Lucky Goldstar, Motorola, Olympus, Philips, Ricoh, Samsung, Sanyo, Sony, Toshiba and Yamaha, either directly or through our distributors, such as Microtek International, Inc. and Insight Electronics, Inc.

INDUSTRY BACKGROUND

    Semiconductors, also known as integrated circuits, can be divided into two broad categories: digital and analog. Digital circuits, such as memory devices and microprocessors, function as on and off switches expressed in binary code as "1's" and "0's." In contrast, analog semiconductors monitor, regulate, amplify or transform signals associated with physical properties, such as temperature, pressure, weight, speed, sound and electrical current. Analog circuits play an important role in bridging the real world phenomena with a variety of electronic systems. The analog integrated circuit represents these real world properties by generating continuously varying voltages and currents that better reflect the items measured. There is a wide variation in the performance characteristics of analog integrated circuits generally. High performance analog integrated circuits are characterized by their high speed, high precision, low distortion and power efficiency.

    Demand for analog integrated circuits has increased in recent years as the use of embedded digital circuits in a wide variety of communications, consumer and industrial products has accelerated. In turn, this has created the need for high performance analog products that enable digital circuits, such as computers, microprocessors, microcontrollers and signal processors, to interact with electronic signals derived from physical or analog phenomena. For example, flat panel displays, CD recordable devices, optical camcorders and digital subscriber line transceivers use both digital and high performance analog circuits.

    The market for analog integrated circuits differs from the digital circuit market in several significant ways. Analog applications involve more complex signals than digital applications, with analog signals having continuous variations in resolution, speed, power, signal amplitude and other specifications. Competition in analog integrated circuit markets is based primarily on performance, functionality, quality, reliability and power consumption. Analog circuits generally have longer life cycles than digital circuits because customers typically design the analog function block of their systems to span multiple generations of product. This is because switching analog components may cause unexpected problems with the rest of the product's circuitry. As a result, the critical point of competition for analog integrated circuit manufacturers is at the design-in stage when a systems designer evaluates various alternative components for implementing the system architecture.

    Designers of analog circuits must typically take into account complex interrelationships among the physical layout of the circuit elements, the manufacturing process and the finished product's packaging,

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
all of which can significantly affect performance. The high performance characteristics required by new and emerging applications for analog circuits involve increasingly advanced designs, which require highly skilled engineers, innovative design strategies and rigorous design methodologies. The number of design engineers who have the training, creativity and experience to design complex analog circuits is very limited, and the available computer-aided design tools for analog circuit design typically require substantial customization in order to provide adequate utility for complex analog circuit design.

THE ELANTEC SOLUTION

    We design, manufacture and sell high performance analog integrated circuits primarily to designers and manufacturers of systems and subsystems in our targeted markets. We believe our products provide the precision, linearity, speed, power and signal amplification capabilities required by OEMs in these high growth markets. We provide ASSPs to satisfy the needs of a broad range of customers within our target markets and standard products to meet the needs of our broad customer base. The key elements of our solution include:

    HIGH PERFORMANCE ANALOG EXPERTISE. Over the past 11 years, we have accumulated significant design and process technology expertise in producing high speed, high precision, low distortion and power efficient analog integrated circuits. We utilize our expertise to deliver high performance solutions that are cost-efficient and adhere to our customers' demands.

    SYSTEM LEVEL EXPERTISE. In addition to our design and process technology expertise in analog integrated circuits, we have accumulated system level expertise in our targeted markets whereby we can approach ASSP projects with an advanced understanding of the system constraints. This understanding facilitates the design process, allowing us to design optimal ASSP solutions that our customers can easily integrate into their products, thereby reducing their time-to-market cycle. Once our integrated circuits are designed into our customer's products, we maintain a strong position to be considered for our customers' next generation products.

    PROPRIETARY MANUFACTURING PROCESS TECHNOLOGY. We manufacture all of our digital subscriber line, or DSL, line drivers using our proprietary silicon-on-insulator, or SOI, technology. We believe our SOI process technology provides an optimal solution for satisfying the requirements of DSL equipment by reducing power consumption, while maintaining low distortion transmission quality.

    ASSP DESIGN CAPABILITY. We develop ASSPs that are designed as solutions to the requirements of particular applications, and because these solutions are not custom designed for a specific customer, they potentially can be used by multiple customers in their products. They can therefore be easily integrated into multiple customers' products with the same or similar application requirements. As a result, we believe our ASSPs are highly scalable and cost-efficient and meet the needs of a broad customer base, resulting in high volume.

THE ELANTEC STRATEGY

    Our goal is to be the leading provider of analog integrated circuits for the high growth video, optical storage, communications and power management markets. In order to achieve this goal, we are pursuing the following strategies:

    OFFER MARKET DRIVEN PROPRIETARY PRODUCTS. We will continue to supply market driven proprietary products to our target markets and develop general purpose standard products that are performance driven and address multiple markets with broad customer bases. Additionally, we will continue to develop ASSPs for specific high growth applications used in products such as flat panel displays, optical storage devices and asymmetrical digital subscriber line, or ADSL, modems.

    STRENGTHEN POSITION IN SELECTED HIGH GROWTH COMMERCIAL MARKETS. We focus our design expertise on specific functions within our four target markets. As a result, we believe we have acquired a greater

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
expertise in these areas and have developed a reputation for high performance products. We intend to leverage our existing customer relationships to supply them with successive generations of products for their systems and to identify new product opportunities within their systems. In addition, we believe there is significant growth potential within our target markets and we plan to leverage our systems expertise to penetrate new customer opportunities within these markets.

    WORK CLOSELY WITH LEADING OEMS. We plan to continue to work closely with leading OEMs by developing products to address their specific applications. We plan to apply our systems level expertise and our relationships with the engineering teams of our OEMs to anticipate opportunities during the design of their products. We believe that by continuing to achieve reference design relationships with industry leaders we will further validate our products and will enhance our ability to accelerate acceptance of our product standards within the specific markets we target.

    EXPAND DESIGN TEAM AND CONTINUE TO IMPROVE DESIGN PRODUCTIVITY. To capitalize on the growth of our target markets and expand our position with existing customers, we plan to continue our investment in research and development. We intend to hire more engineers with experience in the design of analog integrated circuits and continue to make significant investments in design tools and other research and development equipment and applications that will complement the needs of our design teams. This commitment should allow us to increase the number of new products introduced per year.

MARKETS AND APPLICATIONS

    We design and manufacture our products for the four high growth commercial markets that we believe are increasingly demanding high performance and low power consumption analog solutions: video, optical storage, communications and power management. In each of our target markets, we offer a range of standard products and ASSPs that are designed to provide effective solutions for electronic systems designers. Most of our standard products are used in more than one of these markets, while in general each ASSP is used in only one specific market.

    The following table sets forth examples of typical applications of our products in each of our target markets:

       MARKET                   TYPICAL APPLICATIONS
Video                  Cathode Ray Tubes
                       Flat Panel Displays
                       Overhead Displays
                       Set Top Converters
                       Special Effects Generators
                       Video Cameras
                       Video Distribution Networks
Optical Storage        CD Rewritable Drives
                       DVD Read-Only Drives
                       DVD Rewritable Drives
                       Optical Camcorders
                       Video Digital Recorders
Communications         ADSL Transceivers
                       HDSL Transceivers
Power Management       Printed Circuit Boards
                       Test and Measurement Equipment

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
    VIDEO. Video images are incorporated into electronic applications such as multimedia computing and communications. This trend has increased demand for high speed amplifiers and specialty analog circuits for the processing and display of video signals. We focus on manufacturing components for several segments of the video market, including displays such as cathode ray tubes and flat panels, set top converters, special effects generators, studio equipment and video distribution networks.

    OPTICAL STORAGE. Optical storage, in the form of CD-ROM, has become the medium of choice for software and music. More recently, optical recordable devices such as CD read, CD read/write, and DVD read/write are being adopted in the marketplace. We currently provide products that control the laser diode contained in the optical pick-up unit of optical disk drives.

    COMMUNICATIONS. Higher data transmission rates are important for emerging communications applications related to Internet access. The convergence of communications and computers has created opportunities for high performance analog circuits. For example, electronic communications through telephone lines increasingly include both digital and analog information such as audio, video and data and require digital and analog circuits to transmit and process that information. In this market, we supply transceivers and high speed amplifiers for ADSL and high bit rate digital subscriber line, or HDSL, for increasing the data transmission rate over conventional telephone lines.

    POWER MANAGEMENT. The proliferation of high density, small, digital integrated circuits has increased demand for DC:DC converters which adjust the input voltages to meet the needs of the various components within the system. Current solutions for DC:DC converters are mostly comprised of stand alone components. We believe that the demand for single chip integrated converter solutions will increase as smaller portable devices become more prevalent. Our strategy is to provide highly integrated DC:DC converters in a single chip design that is cost competitive within a multiple chip implementation. Our integrated DC:DC products are used in products such as printed circuit boards, test and measurement equipment, and other devices.

PRODUCTS

    We offer both ASSPs and standard products for our four target markets. Our portfolio of approximately 150 high performance analog products, most of which are available in multiple pin-out configurations, provide our customers with a comprehensive choice of products in our targeted high growth markets.

    APPLICATION SPECIFIC STANDARD PRODUCTS. For the video market we offer a variety of ASSPs that can be used as standard building blocks to provide solutions to the video system designer for many common video circuit designs. Our ASSPs include sync separators, DC restoration circuits, video multiplexers, faders, laser diode drivers, DC:DC converter circuits and transceivers. Sync separators are timing circuits that control the position and stability of the video image on a video display. DC restoration circuits restore to the correct voltage level a video signal that has been amplified and processed in order to ensure accurate transfer of video information. Video multiplexers allow multiple video inputs to be connected to a single output. Faders combine separate signals in different ratios for special effects such as the fading of one video image into another. For the optical storage market we offer laser diode drivers that control the performance of the laser diode used in the read/write mode in optical storage pick-up heads. In the communications market, we offer transceivers that are used to transmit and receive high speed analog signals containing encoded digital information over conventional telephone lines. Our integrated DC:DC converter circuits convert supply voltages to a lower voltage required by modern microprocessors and digital signal processors.

    STANDARD PRODUCTS. Our standard products consist of amplifiers, buffers, comparators and metal-oxide-semiconductor field effect transistor, or MOSFET, drivers. Amplifiers and buffers are used to amplify or reproduce analog electrical signals, either voltage or current, with minimal distortion. High

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
power amplifiers provide a large electrical output current or voltage and are particularly useful in video transmission and communications applications. High speed amplifiers and buffers are designed specifically to process high frequency signals such as video information with minimal distortion. Comparators are circuits that accurately measure an electrical signal level in comparison with a predetermined value and indicate the result. MOSFET drivers are circuits that control the switching functions of metal-oxide-semiconductor field effect transistors.

SALES, DISTRIBUTION AND MARKETING

    SALES AND DISTRIBUTION. We sell our products directly with the assistance of independent sales representatives, and indirectly through independent distributors. Our direct sales force consists of sales managers and field application engineers who support customers, sales representatives and distributors in major markets. The sales staff and field application engineers are located at our Milpitas, California headquarters and in field offices in Massachusetts, New Hampshire, United Kingdom and Japan.

    In North America, we sell our products through our direct sales force, approximately 18 independent sales representative organizations and four distributors. These distributors are entitled to price rebates on unsold inventory if we lower the prices of our products. In addition, on a semi-annual basis, these distributors are permitted to return for credit against purchases of an equivalent dollar value of products up to five percent of their total product purchases during the most recent six-month period.

    Outside North America, we sell our products through our direct sales force and approximately 20 international distributors. These distributors are primarily located in Japan, Korea, Taiwan and Europe. Our international distributors are entitled to rebates and price protection according to local practices. International sales have typically represented over half of our net revenues.

    MARKETING. Our marketing strategy is focused on building market awareness and acceptance of current and future products. Our marketing activities include advertising in print and Internet media and marketing programs to support our direct sales force, distributors and independent sales representatives.

    Our sales force has a high level of product knowledge and industry background. Our technical support team is available to provide our distributors and independent representatives with ongoing technical support through help desks, detailed technical information on our website, application notes and technical briefs. We also employ a team of field application engineers to assist our customers in defining their needs, propose customized solutions and qualifying our products as part of their product definition.

DESIGN METHODOLOGY AND PROCESS TECHNOLOGY

    DESIGN METHODOLOGY. Our designers apply a rigorous, standardized design methodology intended to accelerate the development and introduction of new products, maintain consistent quality and promote the development and sharing of design expertise among the engineering staff. Each designer utilizes a common set of customized computer-aided design tools on a network of computer workstations and applies standardized design rules in order to facilitate the integration of different designs or design elements. We promote design integrity and sharing of expertise by requiring each designer to subject designs to a series of peer reviews and simulation and verification tests at different stages of design development. We have developed proprietary computer models of circuit elements to assist in the modeling, simulation, layout and verification of circuit designs.

    Our approach to new product development is driven by specific market requirements and by advances in technology and design methodology. We have adopted a systematic approach of using our field application engineers and strategic marketing personnel to identify new market opportunities for

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
ASSPs applicable to a broad range of customers within our targeted markets. We then consult with our circuit designers to determine whether it is technically feasible to develop such ASSPs.

    MANUFACTURING PROCESS TECHNOLOGY. We use a variety of semiconductor process technologies for our products in order to meet the particular requirements of different customers and applications. Our manufacturing process technologies include:

    - DIELECTRIC ISOLATION (DI) COMPLEMENTARY BIPOLAR TECHNOLOGY. Dielectric isolation is a manufacturing technique that uses insulating oxide to isolate transistors from each other electrically. This technique has the inherent advantages of low electrical capacitance, which allows high speed signal processing and minimizes cross-talk or unwanted interference from other signals, and higher voltage operation, which is useful for instrumentation and many other analog applications. We fabricate wafers for our products using our DI technology at our own facilities.

    - JUNCTION ISOLATION COMPLEMENTARY BIPOLAR TECHNOLOGY. We use junction isolation complementary bipolar technologies primarily for high speed applications such as video amplifiers and video ASSPs. Junction isolation complementary bipolar technology uses two different types of transistors to process high speed analog signals efficiently in either positive or negative polarity, which substantially simplifies the design process by allowing symmetrical design architectures, permits improved speed and requires less power. We fabricate wafers for our products using junction isolation complementary bipolar technology at a third party foundry.

    - COMPLEMENTARY METAL-OXIDE-SEMICONDUCTOR (CMOS) TECHNOLOGY. Since 1992, we have pursued a strategy to provide a wider range of products using CMOS technology. CMOS technology enables the design of circuits with lower power consumption than bipolar circuits, but with relatively lower speed, and is well suited for analog switching and mixed signal applications. We use several third party foundries to supply wafers for our CMOS products.

    - SILICON-ON-INSULATOR (SOI) TECHNOLOGY. We recently introduced a silicon-on-insulator technology called bonded wafer. Bonded wafer technology uses two flat oxidized silicon wafers that are thermally bonded to one another. After the bonding process, one wafer is precisely ground and polished to form a thin silicon layer supported by the insulating oxide and the remaining silicon wafer. This thin silicon layer is suitable for making individual elements of the semiconductor circuits that are electrically isolated from each other by insulating oxide to provide performance characteristics superior to those achievable with most other technologies. We fabricate wafers for our products using SOI technology at our own facilities.

MANUFACTURING

    FABRICATION. The number of foundries that have the capability to produce DI wafers is limited. Currently, we manufacture wafers for our DI and SOI products in our own facilities at Milpitas, California, except for the poly deposition process step. We supplement our manufacturing capabilities by using third party foundries to produce junction isolation complementary bipolar wafers and CMOS wafers. Using third party foundries enables us to focus on our design strengths and minimize fixed costs and capital expenditures while providing access to diverse manufacturing technologies without bearing the full risk of obsolescence.

    TESTING AND ASSEMBLY. We initially test each integrated circuit on the wafers produced by us and our foundries for compliance with performance specifications before assembly. Our products are then assembled by a variety of subcontractors in Asia. Following assembly, the packaged units are returned to us for final testing and inspection prior to shipment to customers. We then perform extensive testing on all circuits using advanced automated test equipment to ensure that the circuits satisfy specified

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
performance levels. All testing is performed on standard test equipment using proprietary test programs developed by our test engineers.

    QUALITY ASSURANCE. We prequalify each third party foundry and subcontractor prior to entering into full production. We also participate in quality monitoring of our wafer manufacturing and assembly subcontractors. We closely monitor wafer manufacturing production to enhance product quality and yield levels.

    RELIABILITY. Prior to full scale production of new products, we perform a number of tests to determine the reliability of the production units. For example, we perform burn-in, scanning electron microscope examination, and environmental and motion stress tests. During full scale production, we also audit our products to ensure that they continue to meet our reliability standards.

RESEARCH AND DEVELOPMENT

    Our ability to compete depends, in part, upon our continued introduction of technologically innovative products on a timely basis. Our product development strategy emphasizes a family of products for our target markets. Our research and development efforts are directed primarily at designing and introducing new products and technologies and, to a lesser extent, developing new testing and packaging techniques. We continually upgrade our internal technology while also utilizing the technology from third party foundries to develop new generations of products. In addition, we continually refine our manufacturing practices and technology to improve the yields of our products.

    We have assembled a team of highly skilled analog design engineers. The majority of our design engineers work in our Milpitas facilities, while additional engineers work in our European design facility which we recently launched in the United Kingdom. As performance demands have increased the complexity of analog circuits, the design and development process has become a multi-disciplinary effort, requiring expertise ranging from detailed knowledge of device physics to expertise in device placement and packaging. We support our design engineers with an infrastructure of process engineers, product engineers and test engineers. As of June 30, 2000, our engineering and product development staff consisted of 65 employees.

    Our research and development expenses were $10.3 million or 15.9% of net revenues for the nine months ended June 30, 2000, $7.8 million or 15.4% of net revenues for fiscal 1999, $7.2 million or 15.6% of net revenues for fiscal 1998 and $6.2 million or 17.6% of net revenues for fiscal 1997. These expenses consisted primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, prototype costs and depreciation associated with development tools.

PATENTS AND LICENSES

    We seek to protect our proprietary technology through patents and trade secret protection. Currently, we hold 44 United States patents and five foreign patents, expiring between the years 2008 and 2017. We also have six pending United States patent applications, although we cannot assure you that any patents will result from these applications. While we intend to continue seeking patent coverage for our products and manufacturing technology where appropriate, we believe that our success depends more heavily on the technical expertise and innovative abilities of our personnel. Accordingly, we also rely on trade secrets and confidential technological know-how in the conduct of our business. We generally enter into confidentiality agreements with our employees, consultants and other parties. We cannot assure you that our patents or applicable trade secret laws provide adequate protection for our technology against competitors who may develop or patent similar technology or reverse engineer our products. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Africa, Asia, Europe and Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

CUSTOMERS

    We sell our products worldwide to OEMs such as Globespan, Hitachi, Lucent, Lucky Goldstar, Motorola, Olympus, Philips, Ricoh, Samsung, Sanyo, Sony, Toshiba and Yamaha, both directly and through distributors such as Microtek and Insight. Our products are used in applications such as CD recordable devices, flat panel displays, optical camcorders and digital subscriber line transceivers.

    We sell our products worldwide through direct sales efforts and independent distributors. In some countries, it is customary for OEMs to purchase our products through distributors even though our sales office maintains the customer relationship. We have direct business relationships with all major original equipment manufacturers using our products.

    Historically, a small number of our customers have accounted for a significant portion of our net revenues. In the nine months ended June 30, 2000, Microtek accounted for 29% of our net revenues, Insight accounted for 10% of our net revenues and Samsung accounted for 10% of our net revenues. Microtek and Insight accounted for 30% and 10% of our net revenues in the year ended September 30, 1999, and 23% and 11% of our net revenues in the year ended September 30, 1998. We have no long-term purchase contracts with these or any of our other important customers.

COMPETITION

    The semiconductor industry is intensely competitive and is characterized by rapid technological change, product obsolescence and price erosion. The analog integrated circuit segment of the semiconductor industry is also intensely competitive, and many major semiconductor companies presently compete or could compete in some segment of our market. Most of these competitors have substantially greater financial, technical, manufacturing, marketing and other resources than we do. In addition, many of our competitors have greater name recognition, broader product lines in some markets than us and greater service and support capabilities.

    Competition within our industry is based on a variety of factors, including:

    - product features, including product functionality and performance;

    - product quality and reliability;

    - price;

    - technical support and customer service; and

    - manufacturing efficiency and capacity.

    We believe that we compete favorably with respect to each of these factors. We intend to continue to address these competitive factors by working to introduce product enhancements and new products, seeking to establish our products as industry standards in their respective markets, and working to reduce the manufacturing cost of our products.

    Competition among analog semiconductor providers is intense at the design-in stage, when a manufacturer is selecting a component provider for potential generations of future products. We believe that, by virtue of our design expertise, manufacturing process technology expertise and specialized application knowledge, we compete favorably in the areas of rapid product introduction, product innovation, quality, reliability and performance.

    Our primary competitors are Analog Devices, Inc., Burr-Brown Corporation, Linear Technology Corporation, National Semiconductor Corporation, Maxim Integrated Products, Inc., Texas Instruments and Toshiba. We also compete indirectly with the in-house design staffs of some of our customers, which often provide alternative solutions for individual analog systems requirements. As we expand our product lines, we expect that competition will increase with these and other domestic and foreign

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
companies. Although foreign companies traditionally have not focused on the high performance analog market, many foreign companies, particularly Asian companies, have the financial and other resources to participate successfully in these markets. These companies may become formidable competitors in the future.

EMPLOYEES

    As of June 30, 2000, we had 254 full-time employees. Of the total, 37 are in sales and marketing, 131 in manufacturing, 65 in engineering and product development, and 21 in finance and administration. None of our employees are represented by any collective bargaining agreement, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

FACILITIES

    Our corporate headquarters, which serve as our principal administrative, sales, marketing, manufacturing, and research and development offices, are located in three buildings in Milpitas, California. We lease approximately 39,000 square feet of space in one building for our manufacturing and engineering functions pursuant to a lease that expires on June 30, 2005. We have a seven year lease expiring on October 1, 2003 for a total of approximately 21,500 square feet of space located in another building adjacent to our manufacturing facility for administrative functions. We also have a lease expiring on May 15, 2005 for a total of approximately 21,000 square feet of space in a third building adjacent to our manufacturing facility for testing, quality assurance and product engineering.

    In addition to our headquarters and our manufacturing facilities, we have field offices for some of our sales staff and field application engineers located in Massachusetts, New Hampshire, United Kingdom and Japan. We lease approximately 1,331 square feet of space for our sales office in the Boston, Massachusetts metropolitan area, approximately 300 square feet for our sales office in Nashua, New Hampshire, approximately 1,112 square feet for our sales office in Wokingham, United Kingdom, and approximately 1,457 square feet for our technical sales support center in Yokohama, Japan. We also lease approximately 3,434 square feet for our design center in Harlow, United Kingdom.

    We believe that our existing facilities are adequate to meet our current needs.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information regarding our executive officers and directors:

                   NAME                       AGE                       POSITION
                   ----                     --------                    --------
Richard Beyer.............................     51      President, Chief Executive Officer and
                                                       Director
Ephraim Kwok..............................     46      Vice President of Finance and
                                                       Administration, Chief Financial Officer
                                                       and Secretary
Alden J. Chauvin, Jr......................     54      Vice President of Worldwide Sales
Ralph S. Granchelli, Jr...................     45      Vice President of Marketing
James V. Diller...........................     65      Chairman of the Board of Directors
Chuck K. Chan.............................     49      Director
Alan V. King..............................     65      Director
Umesh Padval..............................     42      Director

    RICHARD BEYER has served as our President, Chief Executive Officer and director since July 2000. From January 1999 through July 2000, Mr. Beyer served as President and Chief Executive Officer of FVC.COM, Inc. From July 1996 through August 1998, Mr. Beyer served as President, Chief Operating Officer, and director of VLSI Technology, Incorporated. From June 1995 through June 1996,
Mr. Beyer served as Executive Vice President and Chief Operating Officer of National Semiconductor Corporation, and from February 1993 through May 1995 he held the position of President of the Communications and Computing Group of National Semiconductor Corporation. Prior to this, Mr. Beyer served in a number of senior managerial positions in the telecommunications and computer industries. Richard Beyer served three years as an officer in the United States Marine Corps. He holds a B.S. degree and a M.S. degree in Russian from Georgetown University as well as a M.B.A. degree in marketing and international business from Columbia University.

    EPHRAIM KWOK has served as our Vice President of Finance and Administration, Chief Financial Officer and Secretary since January 1998. From June 1996 through December 1997, Mr. Kwok served as Vice President of Finance and Administration and Chief Financial Officer of Ascent Logic Corporation. Prior to that,
Mr. Kwok served as Chief Operating Officer and Chief Financial Officer of KMOS Semiconductor, from September 1989 through June 1996. Prior to this, Mr. Kwok held various financial management positions at various high technology companies. Mr. Kwok holds a B.S. degree in physiology from the University of California, Davis and a M.B.A. degree from the University of California, Berkeley.

    ALDEN J. CHAUVIN, JR. has served as our Vice President of Worldwide Sales since April 1999. Prior to this, Mr. Chauvin served as Vice President of Worldwide Sales (based in Singapore) of Tritech Microelectronics, a division of Singapore Technologies from August 1997 through July 1998. Prior to this,
Mr. Chauvin served as Vice President of Worldwide Sales for Sierra Semiconductor (now PMC-Sierra) from April 1995 through June 1997 and previously, he served as Vice President of North America Sales from June 1986 through March 1995. Prior to Sierra Semiconductor, Mr. Chauvin held various sales and marketing management positions over a 17 year period at Texas Instruments, Inc. Mr. Chauvin holds a B.S. degree in industrial technology from Louisiana State University.

    RALPH S. GRANCHELLI, JR. has served as our Vice President of Marketing since September 1994 and previously served as Vice President of Marketing and Sales from November 1990 to August 1994. From 1985 to October 1990 he served as our Vice President of Sales. From 1983 to 1985, Mr. Granchelli was National Sales Manager of Teledyne Semiconductor, Inc., a division of Teledyne
Industries, Inc. Previously, Mr. Granchelli held senior sales positions with Micro Power Systems, Inc., an analog semiconductor company, and the Advanced Analog Division of Intech, Inc., an analog hybrid semiconductor company, and an engineering position at Teledyne Philbrick, a division of Teledyne Industries, Inc. Mr. Granchelli holds an A.S. degree in electronics engineering from Wentworth Institute of Technology and attended the University of Massachusetts, Amherst from 1976 to 1979, where he studied electrical engineering and marketing.

    JAMES V. DILLER has been Chairman of the Board since 1997 and a director of Elantec since 1986. From November 1998 to July 2000, he served as our President and Chief Executive Officer. Mr. Diller was a Founder of PMC-Sierra, Inc. a communications semiconductor company, was its President and Chief Executive Officer from 1983 to June 1997 and is currently its Vice Chairman of the Board. Mr. Diller is a director of Sierra Wireless, a provider of wireless data communications hardware and software products, since 1993. Mr. Diller holds a B.S. degree in physics from the University of Rhode Island.

    CHUCK K. CHAN has been a director of Elantec since January 1992 and also served as a director from 1983 to 1984. Dr. Chan has been a Partner in Alpine Technology Ventures, a venture capital firm, since December 1994 and was a Partner in Associated Venture Investors, a venture capital firm, from 1982 to 1996. In addition, Dr. Chan serves on the board of directors of a number of privately held companies. Dr. Chan holds B.S., M.S. and Ph.D. degrees in physics from the Massachusetts Institute of Technology and a M.B.A. degree from Harvard University.

    ALAN V. KING has been a director of Elantec since December 1997. Mr. King has been Chairman of the Board and Chief Executive Officer of Volterra Semiconductor Corporation, a start-up company developing power management integrated circuits, since September 1996. Mr. King was President and Chief Executive Officer of Silicon Systems, Inc., a semiconductor company, from September 1991 to November 1994 and was President and Chief Executive Officer of Precision Monolithics, Inc., a semiconductor company, from 1987 to 1991, and was its Executive Vice President from 1986 to 1987. Mr. King holds a B.S. degree in engineering from the University of Washington.

    UMESH PADVAL has been a director of Elantec since November 1999. Mr. Padval has been the President of C-Cube Microsystem's Semiconductor Division since October 1998 and was named Chief Executive Officer and Director of C-Cube Microsystem Incorporated in May 2000. Prior to joining C-Cube, Mr. Padval served as Senior Vice President and General Manager of the Consumer Digital Entertainment Division at VSLI Technology, Inc. from May 1997 to October 1998, and as Senior Vice President and General Manager for VSLI's Computing Solution Division from 1987 to April 1997. Before joining VLSI Technology, Mr. Padval worked for Advanced Micro Devices, where he held a variety of marketing and engineering positions. Mr. Padval holds a B.S. degree in engineering from the Indian Institute of Mumbai, India, a M.S. degree in engineering from Pennsylvania State University, and a M.S. degree in engineering from Stanford University.

    Each director holds office until the next annual meeting of stockholders and until his successor has been elected and qualified or until his earlier resignation or removal. Each officer was chosen by the Board of Directors and serves at the pleasure of the Board of Directors until his successor is appointed or until his earlier resignation or removal.

    Chuck K. Chan, Alan V. King and Umesh Padval are members of the Audit Committee, and Chuck K. Chan and Alan V. King are members of the Compensation Committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership by the following persons of our common stock as of June 30, 2000 and as adjusted to reflect our sale of shares of common stock in this offering:

    - each person known by us to own beneficially more than five percent of our common stock;

    - each of our directors;

    - each person who served as the chief executive officer in fiscal 1999 and the other four most highly compensated executive officers in fiscal 1999;

    - each of the selling stockholders; and

    - all directors and executive officers as a group.

    Unless indicated below, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable or as otherwise indicated below. The percentage of beneficial ownership for each stockholder is based on 19,694,668 shares of common stock outstanding as of June 30, 2000 before the offering and 21,214,668 shares after the offering, together with that stockholder's options. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage beneficial ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage beneficial ownership of any other person. If the underwriters' over-allotment option is exercised in full, we will sell up to an aggregate of 240,000 additional shares of common stock and up to 21,454,668 shares of common stock will be outstanding after the completion of this offering.

    The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 30, 2000 through the exercise of any stock option or any other right. The inclusion of these shares in the table below, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of, or receives the economic benefit from, these shares.

    Unless indicated below, each person named below has an address in care of Elantec Semiconductor, Inc., 675 Trade Zone Boulevard, Milpitas, California 95035.

                                              SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                               OWNED PRIOR TO THE                          OWNED
                                                    OFFERING          NUMBER OF      AFTER THE OFFERING
                                              --------------------   SHARES BEING   --------------------
              NAME AND ADDRESS                 NUMBER     PERCENT      OFFERED       NUMBER     PERCENT
              ----------------                ---------   --------   ------------   ---------   --------
EXECUTIVE OFFICERS AND DIRECTORS:
  James V. Diller(1)........................    869,393      4.4%    --               869,393     4.0%
  David O'Brien(2)..........................    236,040      1.2     --               236,040     1.1
  Ralph S. Granchelli, Jr.(3)...............    156,073        *     20,000           136,073       *
  Chuck K. Chan(4)..........................    132,878        *     --               132,878       *
  Ephraim Kwok(5)...........................     91,162        *     --                91,162       *
  Richard Beyer(6)..........................     86,500        *     --                86,500       *
  Alan V. King(7)...........................     69,998        *     --                69,998       *
  Alden J. Chauvin, Jr.(8)..................     67,914        *     20,000            47,914       *
  Umesh Padval(9)...........................     10,416        *     --                10,416       *
  All current executive officers and
    directors as a group (8 persons)(10)....  1,484,334      7.5     40,000         1,444,334     6.5
OTHER SELLING STOCKHOLDERS:
  Richard Corbin(11)........................    403,732      2.0     15,000           388,732     1.8
  Owen Bevan(12)............................     97,933        *     25,000            72,933       *

------------------------

   * Represents beneficial ownership less than 1.0% of the outstanding common stock.

 (1) Represents 316,480 shares held by Mr. Diller and 552,913 shares subject to options exercisable within 60 days of June 30, 2000. Mr. Diller is the Chairman of the Board of Directors.

 (2) Represents 219,748 shares held by Dr. O'Brien and 16,292 shares subject to options exercisable within 60 days of June 30, 2000. Dr. O'Brien resigned his positions as president, chief executive officer and director in November 1998.

 (3) Represents 39,492 shares held by Mr. Granchelli and 116,581 shares subject to options exercisable within 60 days of June 30, 2000. Mr. Granchelli is our vice president of marketing.

 (4) Represents 54,962 shares held by Dr. Chan's family trust and 20,000 shares held by Dr. Chan's retirement account and 57,916 shares subject to options exercisable within 60 days of June 30, 2000. Dr. Chan is a director of Elantec.

 (5) Represents 65,955 shares held by Mr. Kwok and 25,207 shares subject to options exercisable within 60 days of June 30, 2000. Mr. Kwok is our vice president of finance and administration, chief financial officer and secretary.

 (6) Mr. Beyer became our president, chief executive officer and a director in July 2000. He received 86,500 shares of common stock. We have a right of repurchase on these shares that expires ratably over a five year period.

 (7) Represents 20,000 shares held by Mr. King and 49,998 shares subject to options exercisable within 60 days of June 30, 2000. Mr. King is a director of Elantec.

 (8) Represents 19,907 shares held by Mr. Chauvin, 165 shares held by or in the name of Mr. Chauvin's children and 47,842 shares subject to options exercisable within 60 days of June 30, 2000. Mr. Chauvin is our vice president of worldwide sales.

 (9) Mr. Padval does not hold any shares but has 10,416 shares subject to options exercisable within 60 days of June 30, 2000. Mr. Padval is a director of Elantec.

 (10) Includes the shares subject to options exercisable within 60 days of June 30, 2000 described in footnotes (1), (3) through (5) and (7) through
      (9).

 (11) Represents 118,442 shares held by Mr. Corbin's family trust, 176,775 shares held by Mr. Corbin and 108,515 shares subject to options exercisable within 60 days of June 30, 2000. Mr. Corbin is our vice president of technology.

 (12) Represents 44,184 shares held by Mr. Bevan and 53,749 shares subject to options exercisable within 60 days of June 30, 2000. Mr. Bevan is our vice president of manufacturing.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our amended certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of June 30, 2000, 19,694,668 shares of common stock were outstanding, held by 162 stockholders of record, and options to purchase 5,605,513 shares of common stock were outstanding.

COMMON STOCK

    Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

    The board of directors has the authority, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the board of directors. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS

    DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

    - prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include any person that is the owner of 15.0% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and the affiliates and associates of any such person.

CHARTER AND BYLAW PROVISIONS

    Some provisions of our certificate of incorporation and bylaws may have the effect of discouraging potential takeover attempts and making more difficult attempts by stockholders to change our management. These provisions:

    - authorize the issuance of "blank check" preferred stock, which is preferred stock that our board of directors can create and issue without prior stockholder approval with rights senior to those of common stock;

    - limit the ability of stockholders to call special meetings of stockholders;

    - prohibit cumulative voting in the election of directors, which would allow less than a majority of stockholders of elect director candidates; and

    - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

STOCKHOLDER RIGHTS PLAN

    On September 9, 1998, our board of directors declared a dividend of one preferred share purchase right for each share of our common stock outstanding on September 21, 1998. In addition, subsequent to September 21, 1998, one right will be issued with each newly issued and outstanding share of our common stock, except in certain circumstances.

    The rights may have anti-takeover effects as they may delay, deter or prevent a change of control of our company by a person or group that acquires the outstanding shares of our common stock without the rights having been redeemed. The rights should not interfere with any merger, consolidation or other business combination approved by our board of directors and our stockholders, because our board of directors has the right to redeem the rights at any time prior to their distribution, or later in certain circumstances.

    Each right entitles the holder to buy one four-hundredth of a share of a newly-designated Series A Junior Participating Preferred Stock at an exercise price of $12.50 per one four-hundredth of a share of the Preferred Stock, subject to customary anti-dilution adjustments. The Preferred Stock has been structured so that the value of the one four-hundredth interest in a share of the Preferred Stock purchasable upon exercise of each right will approximate the value of one common share. Each share of Preferred Stock will be entitled to a quarterly dividend of 400 times the dividend declared per share of our common stock, a $2.00 liquidation preference, an aggregate payment of 400 times the aggregate payment made per common share after the liquidation and 400 votes, voting together with our common stock. In addition, in the event of a merger, consolidation or other transaction in which common stock is exchanged, each share of Preferred Stock will be entitled to receive 400 times the amount received per common share. These entitlements are protected by customary anti-dilution provisions.

    The rights will become exercisable only if a person or a group acquires 20.0% or more of our common stock or announces an intention to make a tender offer or exchange offer for our common stock. At this time, holders of the rights, other than the acquiring person, will have the right to acquire shares of the Preferred Stock or shares of our common stock at a substantially discounted price, in lieu of the Preferred Stock. Additionally, if after the distribution of these rights, our company is acquired in a merger or other business combination, or 50.0% or more of our consolidated assets or earning power are sold in a transaction with an acquiring person, the holders of rights, other than the acquiring person, will have the right to receive shares of common stock of the acquiring company at a substantially discounted price. Our board of directors may, at its option, require the exchange of outstanding rights, other than those held by the acquiring person, for our common stock at an exchange ratio of one share of our common stock per right.

    The rights will expire on September 14, 2008, unless this date is extended or the rights are earlier redeemed or exchanged by us. The terms of the rights, including the period to redeem the rights, may be amended by our board of directors.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services.

                                  UNDERWRITING

    GENERAL. We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Robertson Stephens, Inc., Banc of America Securities LLC, Thomas Weisel Partners LLC and Adams, Harkness & Hill, Inc. are the representatives of the underwriters. We and the selling stockholders entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders agreed to sell to the underwriters, and each underwriter separately agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discount described on the cover page of this prospectus:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Robertson Stephens, Inc.....................................    585,000
Banc of America Securities LLC..............................    260,000
Thomas Weisel Partners LLC..................................    260,000
Adams, Harkness & Hill, Inc.................................    195,000
Branch, Cabell & Company....................................    100,000
SG Cowen Securities Corporation.............................    100,000
Sutro & Co. Incorporated....................................    100,000
                                                              ---------

  Total.....................................................  1,600,000
                                                              =========

    The underwriting agreement provides that the underwriters must buy all of these shares from us and the selling stockholders if they buy any of them. The underwriters will sell these shares to the public when and if the underwriters buy them from us and the selling stockholders. The underwriters are offering the common stock subject to a number of conditions, including:

    - the underwriters' receipt and acceptance of the common stock from us and the selling stockholders; and

    - the underwriters' right to reject orders in whole or in part.

    Robertson Stephens, Inc. expects to deliver the shares of common stock to purchasers on September 25, 2000.

    OVER-ALLOTMENT OPTION. We have granted the underwriters an option to buy up to 240,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase additional shares from us in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.

    STOCK MARKET LISTING. Our common stock is quoted on the Nasdaq National Market under the symbol "ELNT."

    UNDERWRITING DISCOUNTS AND COMMISSIONS. The underwriting discount is the difference between the price the underwriters pay to us and the selling stockholders and the price at which the underwriters initially offer the shares to the public. The size of the underwriting discount is determined through an arms-length negotiation between us and the representatives. The following table shows the per share and total underwriting discount we and the selling stockholders will allow to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                                   TOTAL
                                                     ---------------------------------
                                                     NO EXERCISE OF   FULL EXERCISE OF
                                         PER SHARE       OPTION            OPTION
                                         ---------   --------------   ----------------
Public offering price..................  $81.2500     $130,000,000      $149,500,000
Underwriting discounts and commissions
  payable by us........................  $ 4.0625     $  6,175,000      $  7,150,000
Underwriting discounts and commissions
  payable by the selling
  stockholders.........................  $ 4.0625     $    325,000      $    325,000

    The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $800,000 and will be paid by us. Expenses include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses payable by us.

    LOCK-UP AGREEMENTS. We and our executive officers, directors and some of our stockholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Robertson Stephens, Inc. Specifically, we and these other individuals have agreed not to, directly or indirectly:

    - offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock;

    - loan, pledge or grant any rights with respect to any shares of our common stock;

    - engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone;

    - execute any short sale, whether or not against the box; or

    - purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

    These lock-up agreements apply to shares of our common stock and also to any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These lock-up agreements apply to all such securities that are owned or later acquired by the persons executing the agreements, except for securities acquired on the open market after signing the lock-up agreement. However, Robertson Stephens, Inc. may release any of us from these agreements at any time during the 90 day period, in its sole discretion and without notice, as to some or all of the shares covered by these agreements. Currently, there are no agreements between the representatives and us or any of our stockholders to release any of us from the lock-up agreements during such 90 day period.

    INDEMNIFICATION OF THE UNDERWRITERS. We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

    DEALERS' COMPENSATION. The underwriters initially will offer our shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $2.44 per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. A change in the public offering price will not affect the amount of proceeds that we receive.

    ONLINE ACTIVITIES. A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, information on these web sites is not a part of this prospectus and you should not rely on other information on these web sites in making a decision to invest in our shares.

    In particular, Robertson Stephens, Inc. has informed us that it will allocate for distribution by E*TRADE Securities, Inc. a portion of the shares that it is underwriting in this offering. Copies of the prospectus in electronic format will be made available on Internet websites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Customers of E*TRADE Securities, Inc. who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's Internet website. In the event that the demand for shares from the customers of E*TRADE exceeds the amounts allocated to E*TRADE, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares per customer.

    STABILIZATION AND OTHER TRANSACTIONS. The rules of the SEC generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

    - Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

    - Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. "Covered" shorts are short sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position either by exercising that option to purchase shares from us or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the prevailing market price per share compared to the exercise price per share of their option. "Naked" shorts are any short sales by the underwriters in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market, potentially including purchases made as stabilizing transactions. For this reason, a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters. Similar to other purchase transactions, syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    - A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter was later repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    PASSIVE MARKET MAKING. Prior to the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    CONFLICTS OF INTEREST. Some of the underwriters may in the future perform financial advisory services for us.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on numerous filed public offerings of equity securities and has acted as a syndicate member in many other public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

    Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the common stock we are selling in this offering. O'Melveny & Myers LLP, San Francisco, California will pass upon legal matters for the underwriters.

                                    EXPERTS

    The consolidated financial statements as of September 30, 1999 and 1998, and for each of the two years in the period ended September 30, 1999 included and incorporated by reference in this prospectus and the related financial statement schedule incorporated by reference in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere in this prospectus and incorporated by reference in the registration statement, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the year ended September 30, 1997 as set forth in their report. We have included and incorporated by reference our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

    - our Annual Report on Form 10-K for the year ended September 30, 1999;

    - our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999, March 31, 2000 and June 30, 2000;

    - our Current Report on Form 8-K filed on July 27, 2000;

    - our Proxy Statement filed on December 9, 1999 for the 2000 Annual Meeting of Stockholders;

    - the description of our common stock in our Registration Statement on Form 8-A filed on August 29, 1995; and

    - the description of our preferred stock purchase rights in our Registration Statement on Form 8-A filed on September 16, 1998.

    Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

    You may request a copy of these filings, at no cost, by writing or telephoning our chief financial officer at the following address:

                           Elantec Semiconductor, Inc.
                               675 Trade Zone Boulevard
                               Milpitas, California 95035
                               (408) 945-1323

                          ELANTEC SEMICONDUCTOR, INC.
                                AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................     F-2

Report of Independent Auditors..............................     F-3

Consolidated Balance Sheets as of September 30, 1998 and
  1999 and June 30, 2000 (unaudited)........................     F-4

Consolidated Statements of Operations*......................     F-5

Consolidated Statements of Stockholders' Equity and
  Comprehensive Income (Loss)*..............................     F-6

Consolidated Statements of Cash Flows*......................     F-7

Notes to Consolidated Financial Statements*.................     F-8

------------------------

* For the fiscal years ended September 30, 1997, 1998 and 1999, and the nine months ended June 30, 1999 and June 30, 2000 (unaudited).

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Elantec Semiconductor, Inc.
Milpitas, California:

We have audited the accompanying consolidated balance sheets of Elantec Semiconductor, Inc. and subsidiaries ("Company") as of September 30, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Elantec Semiconductor, Inc. and subsidiaries at September 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
November 1, 1999 (April 21, 2000 as to the fourth paragraph of Note 1)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Elantec Semiconductor, Inc.

We have audited the consolidated statements of operations, stockholders' equity, and cash flows of Elantec Semiconductor, Inc. for the year ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Elantec Semiconductor, Inc. for the year ended September 30, 1997 in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
October 22, 1997, except for the fourth paragraph of Note 1, as to which the date is August 15, 2000

                          ELANTEC SEMICONDUCTOR, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 SEPTEMBER 30,       JUNE 30,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,815   $ 17,459    $ 21,042
  Short-term investments....................................     3,651      1,204       1,036
  Accounts receivable, net allowances of $1,076(1998),
    $1,384(1999), and $2,344(2000)..........................     5,207      4,946      14,772
  Inventories...............................................     9,059      3,300       7,621
  Deferred income taxes.....................................     3,367      3,278       2,478
  Prepaid expenses and other current assets.................       600      1,101       1,254
                                                              --------   --------    --------
Total current assets........................................    27,699     31,288      48,203
Property and equipment:
  Machinery and equipment...................................    16,672     18,225      31,847
  Furniture and fixtures....................................       652        720         900
  Leasehold improvements....................................     1,494      3,126      10,432
  Construction-in-process...................................    10,637         --          --
                                                              --------   --------    --------
                                                                29,455     22,071      43,179
  Accumulated depreciation and amortization.................   (10,830)   (13,306)    (26,593)
                                                              --------   --------    --------
                                                                18,625      8,765      16,586
Other assets, net...........................................       657        946         947
Non-current deferred income taxes...........................       563      2,872       2,872
                                                              --------   --------    --------
Total assets................................................  $ 47,544   $ 43,871    $ 68,608
                                                              ========   ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  4,108   $  3,698    $ 12,158
  Income taxes payable......................................       779         --       1,215
  Accrued salaries and benefits.............................     1,462      1,538       2,717
  Other accrued liabilities.................................       458        818         967
  Deferred revenue..........................................     2,626      2,266       3,180
  Current portion of capital lease obligations..............     1,480      1,440       1,458
                                                              --------   --------    --------
Total current liabilities...................................    10,913      9,760      21,695
Long-term capital lease obligations.........................     4,354      2,840       1,752
Other long-term liabilities.................................        --      1,745       1,759
Commitments and contingencies (Note 4)......................        --         --          --
Stockholders' equity:
  Preferred stock, $.01 par value:
    Authorized shares -- 5,000,000 in 1998, 1999 and 2000
    Issued and outstanding shares -- none...................        --         --          --
  Common stock, $.01 par value:
    Authorized shares -- 25,000,000 in 1998 and 1999 and
      50,000,000 in 2000
    Issued and outstanding shares -- 18,376,000 (1998)
      18,770,000 (1999) 19,695,000 (2000)...................       184        188         197
  Additional paid-in capital................................    33,810     34,967      36,947
  (Accumulated deficit)/Retained earnings...................    (1,717)    (5,592)      6,295
  Accumulated other comprehensive loss......................        --        (37)        (37)
                                                              --------   --------    --------
Total stockholders' equity..................................    32,277     29,526      43,402
                                                              --------   --------    --------
Total liabilities and stockholders' equity..................  $ 47,544   $ 43,871    $ 68,608
                                                              ========   ========    ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          ELANTEC SEMICONDUCTOR, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         YEARS ENDED              NINE MONTHS ENDED
                                                ------------------------------   -------------------
                                                        SEPTEMBER 30,                 JUNE 30,
                                                  1997       1998       1999       1999       2000
                                                --------   --------   --------   --------   --------
                                                                                     (UNAUDITED)
Net revenues..................................  $35,388    $46,210    $50,662    $36,379    $64,354
Cost of revenues..............................   20,111     24,831     25,785     19,580     24,986
Cost of revenues -- inventory write-down......       --         --      1,008      1,008         --
                                                -------    -------    -------    -------    -------
Gross profit..................................   15,277     21,379     23,869     15,791     39,368
Operating expenses:
  Research and development....................    6,234      7,228      7,796      5,127     10,261
  Marketing, sales, general and
    administrative............................    8,866      9,890     10,833      7,980     10,987
  Unusual charges.............................       --         --     12,009     12,009         --
                                                -------    -------    -------    -------    -------
    Total operating expenses..................   15,100     17,118     30,638     25,116     21,248
                                                -------    -------    -------    -------    -------
Income (loss) from operations.................      177      4,261     (6,769)    (9,325)    18,120
Interest and other income, net................      759        674        528        352        967
Interest expense..............................     (289)      (413)      (400)      (310)      (227)
                                                -------    -------    -------    -------    -------
Income (loss) before taxes....................      647      4,522     (6,641)    (9,283)    18,860
Provision for (benefit from) taxes on
  income......................................       81     (2,683)    (2,766)    (3,662)     6,973
                                                -------    -------    -------    -------    -------
Net income (loss).............................  $   566    $ 7,205    $(3,875)   $(5,621)   $11,887
                                                =======    =======    =======    =======    =======
Earnings (loss) per share: (1)
  Basic.......................................  $  0.03    $  0.39    $ (0.21)   $ (0.30)   $  0.62
  Diluted.....................................  $  0.03    $  0.37    $ (0.21)   $ (0.30)   $  0.51
Shares used in computing per share amounts:
  (1)
  Basic.......................................   17,762     18,270     18,512     18,460     19,194
  Diluted.....................................   18,646     19,272     18,512     18,460     23,199

------------------------

(1) Share and per share amounts have been retroactively adjusted to reflect the two-for-one stock split which was effective April 21, 2000.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          ELANTEC SEMICONDUCTOR, INC.
                                AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                          COMPREHENSIVE INCOME (LOSS)
               YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999 AND
                      THE NINE MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)

                                                                (ACCUMULATED)    ACCUMULATED
                                COMMON STOCK       ADDITIONAL     (DEFICIT)         OTHER           TOTAL           TOTAL
                             -------------------    PAID-IN       RETAINED      COMPREHENSIVE   STOCKHOLDERS'   COMPREHENSIVE
                              SHARES     AMOUNT     CAPITAL       EARNINGS          LOSS           EQUITY       INCOME (LOSS)
                             --------   --------   ----------   -------------   -------------   -------------   -------------
Balance at September 30,
  1996.....................   17,490      $174      $33,388        $(9,488)           --           $24,074
  Exercise of stock
    options................      548         6          157             --            --               163
  Net income and
    comprehensive income...       --        --           --            566            --               566         $   566
                              ------      ----      -------        -------          ----           -------         -------
Balance at September 30,
  1997.....................   18,038       180       33,545         (8,922)           --            24,803
  Exercise of stock
    options................      338         4          265             --            --               269
  Net income and
    comprehensive income...       --        --           --          7,205            --             7,205         $ 7,205
                              ------      ----      -------        -------          ----           -------         -------
Balance at September 30,
  1998.....................   18,376       184       33,810         (1,717)           --            32,277
  Exercise of stock
    options................      394         4          606             --            --               610
  Tax benefit of stock
    option transactions....       --        --          551             --            --               551
  Net loss.................       --        --           --         (3,875)           --            (3,875)        $(3,875)
  Foreign currency
    translation
    adjustment.............       --        --           --             --          $(37)              (37)            (37)
                                                                                                                   -------
  Total comprehensive
    loss...................                                                                                        $(3,912)
                              ------      ----      -------        -------          ----           -------         -------
Balance at September 30,
  1999.....................   18,770       188       34,967         (5,592)          (37)           29,526
  Exercise of stock
    options*...............      925         9        1,980             --            --             1,989
  Net income and
    comprehensive income*..                                         11,887                          11,887         $11,887
                              ------      ----      -------        -------          ----           -------         -------
Balance at June 30,
  2000*....................   19,695      $197      $36,947        $ 6,295          $(37)          $43,402
                              ======      ====      =======        =======          ====           =======

--------------------------

*   Unaudited

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          ELANTEC SEMICONDUCTOR, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                             YEARS ENDED               NINE MONTHS ENDED
                                                   -------------------------------   ---------------------
                                                            SEPTEMBER 30,                  JUNE 30,
                                                     1997        1998       1999       1999        2000
                                                   ---------   --------   --------   ---------   ---------
                                                                                          (UNAUDITED)
Operating activities
Net income (loss)................................  $     566   $  7,205   $ (3,875)  $  (5,621)  $  11,887
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization..................      2,022      2,610      3,134       2,136       2,218
  Deferred income tax............................         --     (3,930)    (2,220)     (4,889)        800
  Loss on disposition of property and
    equipment....................................         --        389         --          --          --
  Inventory write-down...........................         --         --      1,008       1,008          --
  Asset impairment...............................         --         --     11,090      11,090          --
  Changes in operating assets and liabilities:
    Accounts receivable..........................        860     (1,892)       261         393      (9,826)
    Inventories..................................       (894)    (1,690)     4,751       4,848      (4,321)
    Prepaid expenses and other current assets....        (73)        27       (501)        254        (170)
    Payables and accrued liabilities.............         32      1,440       (421)        (67)     11,003
    Deferred revenue.............................     (1,049)       532       (360)        409         913
                                                   ---------   --------   --------   ---------   ---------
Net cash provided by operating activities........      1,464      4,691     12,867       9,561      12,504
                                                   ---------   --------   --------   ---------   ---------
Investing activities
Purchase of available-for-sale investments.......   (114,576)   (79,487)   (78,476)    (47,628)    (84,039)
Sale and maturity of available-for-sale
  investments....................................    115,150     81,925     80,923      50,287      84,208
Purchase of property and equipment...............       (425)    (9,756)    (2,750)     (1,291)    (10,021)
Decrease (increase) in other assets..............         20        (73)      (490)        145          (2)
                                                   ---------   --------   --------   ---------   ---------
Net cash provided by (used in) investing
  activities.....................................        169     (7,391)      (793)      1,513      (9,854)
                                                   ---------   --------   --------   ---------   ---------
Financing activities
Payments on capital lease obligations............       (426)      (936)    (1,427)     (1,133)     (1,056)
Payments on long-term debt.......................       (908)      (657)      (127)         --          --
Proceeds from exercise of stock options..........        163        269      1,161         290       1,989
                                                   ---------   --------   --------   ---------   ---------
Net cash (used in) provided by financing
  activities.....................................     (1,171)    (1,324)      (393)       (843)        933
                                                   ---------   --------   --------   ---------   ---------
Effect of exchange rate changes on cash..........         --         --        (37)         --          --
                                                   ---------   --------   --------   ---------   ---------
Increase (decrease) in cash and cash
  equivalents....................................        462     (4,024)    11,644      10,231       3,583
Cash and cash equivalents at beginning of
  period.........................................      9,377      9,839      5,815       5,815      17,459
                                                   ---------   --------   --------   ---------   ---------
Cash and cash equivalents at end of period.......  $   9,839   $  5,815   $ 17,459   $  16,046   $  21,042
                                                   =========   ========   ========   =========   =========
Supplemental disclosures of cash flow information
Lease and installment financing for capital
  equipment......................................  $   3,467   $  2,600   $     --   $      --   $      --
                                                   =========   ========   ========   =========   =========
Interest paid....................................  $     285   $    378   $    427   $     316   $     227
                                                   =========   ========   ========   =========   =========
Taxes paid.......................................  $      57   $    808   $    220   $     220   $   4,958
                                                   =========   ========   ========   =========   =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS. Elantec Semiconductor, Inc. (the "Company") designs, manufactures and markets high performance analog integrated circuits used in the video, optical storage, communications and power management. Principal markets include sales in North America, Asia, and Europe.

    FISCAL YEAR. The Company's fiscal year ends on the Sunday closest to September 30. Fiscal years 1999, 1998, and 1997 ended on October 3, September 27, and September 28, respectively. For convenience, the accompanying consolidated financial statements have been shown as ending on September 30 for each fiscal year. Fiscal 1999 included 53 weeks while fiscal 1998 and 1997 included 52 weeks.

    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include allowance for potentially uncollectible accounts receivable, inventory reserves, warranty costs, sales returns and accrued liabilities. Actual results could differ from those estimates.

    BASIS OF PRESENTATION. All share amounts and per share calculations in the accompanying consolidated financial statements give effect to the two-for-one stock split effected on April 21, 2000.

    CONSOLIDATION. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purposes of the balance sheet and statement of cash flows presentation. Cash and cash equivalents are carried at cost which approximates market value.

    SHORT-TERM INVESTMENTS. The Company's policy is to invest in various short-term instruments with investment grade credit ratings. Generally such investments have contractual maturities of less than one year. All of the Company's marketable investments are classified as "available-for-sale" and the Company views its available-for-sale portfolio as available for use in its current operations. At June 30, 2000 short-term investments consisted of corporate debt of $1,036,000, all maturing within one year. At September 30, 1999, short-term investments consisted of corporate debt of $1,204,000, all maturing within one year. At September 30, 1998, short-term investments consisted of corporate debt of $1,901,000, auction-rate securities of $450,000, and US Treasury bills of $1,300,000. The following table

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) is a summary of debt and money market auction preferred securities by contractual maturity at September 30, 1998 (IN THOUSANDS):

                                                              AMORTIZED
                                                                COST
                                                              ---------
Maturing within one year....................................   $  552
Maturing after one year and before three years..............    2,649
Money market auction preferred securities...................      450
                                                               ------
Total.......................................................   $3,651
                                                               ======

    In accordance with Statement of Financial Accounting Standards (FAS)
No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its short-term investments as "available-for-sale" securities and the cost of securities sold is based on the specific identification method. At September 30, 1999 there was no significant difference between the fair market value, determined by quoted market prices, and the underlying cost of such investments. Realized gains and losses were immaterial.

    SIGNIFICANT RISKS AND CONCENTRATION OF CREDIT. The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations: delays in new product and process technology announcements and product introduction by the Company or its competitors, competitive pricing pressures, fluctuations in manufacturing yields, changes in the mix or markets in which products are sold, availability and costs of raw materials, reliance on subcontractors, the cyclical nature of the semiconductor industry, industry-wide wafer processing capacity, political and economic conditions in various geographic areas, and costs associated with other events, such as under-utilization or expansion of production capacity, intellectual property disputes, litigation, or environmental regulation among other factors.

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and short term investments, trade receivables and foreign exchange forward contracts.

    The Company's policy is to place its cash, cash equivalents, and short-term investments with high credit quality institutions and limit the amount invested with any one institution or in any type of financial instrument. The Company does not hold or issue financial instruments for trading purposes.

    The Company's products are sold to a wide variety of original equipment manufacturers through a direct sales force and to a network of distributors. The Company generally does not require collateral from its trade creditors. However, the Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, primarily letters of credit, if necessary.

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Customers comprising 10% or greater of the Company's net revenues are summarized as follows:

                                                                                                  NINE
                                                                                                 MONTHS
                                                                    YEAR ENDED                    ENDED
                                                          ------------------------------   -------------------
                                                                  SEPTEMBER 30,                 JUNE 30,
                                                            1997       1998       1999       1999       2000
                                                          --------   --------   --------   --------   --------
Microtek International, Inc.--Japan.....................     14%        23%        30%        30%        29%
Samsung--Korea..........................................     --*        --*        --*        --*        10%
Insight Electronics, Inc.--United States................     12%        11%        10%         9%        10%

------------------------

*   less than 10%

    At June 30, 2000, Microtek International, Samsung and Insight Electronics accounted for 31%, 16% and 6%, respectively, of the Company's trade receivables. The same customers accounted for 44%, 4% and 11%, respectively, of the Company's trade receivables at September 30, 1999. Microtek International and Insight Electronics accounted for 28% and 14% respectively of the Company's trade receivables at September 30, 1998.

    INVENTORIES. Inventories are stated at the lower of cost or market with actual cost determined using the first-in, first-out method.

    PROPERTY AND EQUIPMENT. Machinery and equipment as well as furniture and fixtures are stated at cost and depreciated over the estimated useful lives of the assets (three to ten years) using the straight-line method. Leasehold improvements are stated at cost and amortized on a straight-line basis over the shorter of the useful lives of the assets or the remaining lease term. Assets under capital leases are recorded at the present value of the related lease obligations and amortized on a straight-line basis over the lease term.

    LONG-LIVED ASSETS. The Company accounts for long-lived assets in accordance with FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." FAS No. 121 requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

    STOCK-BASED COMPENSATION. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

    REVENUE RECOGNITION. Net revenues are stated net of estimated discounts and allowances. Revenue from product sales direct to customers and foreign distributors is generally recognized upon shipment. However, the Company defers the recognition of revenue and the related cost of revenue on shipments to domestic distributors that have certain rights of return and price protection privileges on unsold merchandise until the merchandise is sold by the distributor.

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN CURRENCY. The functional currency of the Company's foreign subsidiaries is the local currency of that country. Gains and losses resulting from foreign currency translations and net foreign currency transactions were immaterial in 1999 and 1998. There were no gains or losses resulting from foreign currency transactions or net foreign currency transactions in 1997.

    INCOME TAXES. The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established to reduce the deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized in the future.

    UNAUDITED INTERIM FINANCIAL INFORMATION. The unaudited interim financial information as of June 30, 2000 and for the nine months ended June 30, 1999 and June 30, 2000 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the nine months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending September 30, 2000.

    ADVERTISING EXPENSE. The Company expenses the costs of advertising as incurred. Advertising expense was approximately $552,000, $555,000, and $671,000 for the fiscal years ended September 30, 1997, 1998, and 1999, respectively.

    EARNINGS (LOSS) PER SHARE. Earnings (loss) per share (EPS) is computed as basic EPS using the weighted average number of shares of common stock outstanding and diluted EPS using the weighted average number of shares of common stock and dilutive common equivalent shares outstanding from convertible preferred stock (using the if-converted method) and from stock options (using the treasury stock method).

    COMPREHENSIVE INCOME. In the first quarter of fiscal 1999, the Company adopted FAS No. 130, "Reporting Comprehensive Income." FAS 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components. Components of comprehensive income (loss) include net income (loss) and certain transactions that are reported directly to the consolidated statement of stockholders' equity.

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

2. RECENT ACCOUNTING PRONOUNCEMENTS

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. We are required to adopt FAS 133, as amended, beginning in the first quarter of fiscal 2001. Although we have not fully assessed the implication of FAS 133, we do not expect the adoption of the statement to have a significant effect on our consolidated financial position, results of operations or cash flows.

    REVENUE RECOGNITION. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We are required to adopt SAB No. 101, as amended, in the fourth quarter of fiscal 2001. Although we have not fully assessed the implications of SAB No. 101, our management does not believe that adoption of this bulletin will have a material impact on our consolidated financial position, results of operations or cash flows.

3. INVENTORIES

    Inventories consisted of the following (IN THOUSANDS):

                                                                 SEPTEMBER 30,      JUNE 30,
                                                                1998       1999       2000
                                                              --------   --------   ---------
Raw materials...............................................   $  498     $   45     $  215
Work-in-process.............................................    6,481      1,645      6,022
Finished goods..............................................    2,080      1,610      1,384
                                                               ------     ------     ------
                                                               $9,059     $3,300     $7,621
                                                               ======     ======     ======

4. COMMITMENTS AND CONTINGENCIES

    The Company leases its principal facilities under operating leases that expire at various dates through 2005. The Company is generally responsible for taxes, assessments, maintenance and insurance under its leases. In addition, machinery and equipment included approximately $7,064,000 and $7,058,000 of equipment acquired under capital leases and approximately $1,622,000 and $4,857,000 of related accumulated amortization at September 30, 1998 and 1999, respectively. Amortization of capital leases is included in depreciation and amortization expense.

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The following is a schedule by year of future minimum lease payments under capital and operating leases as of September 30, 1999 (IN THOUSANDS):

                                                                         OPERATING
                                                        CAPITAL LEASES    LEASES
                                                        --------------   ---------
2000..................................................     $ 1,727        $  954
2001..................................................       1,591           915
2002..................................................       1,073           853
2003..................................................         428           740
2004..................................................          --           476
Thereafter............................................          --           357
                                                           -------        ------
Total minimum lease payments..........................       4,819         4,295
Amount representing interest..........................        (539)           --
                                                           -------        ------
Present value of net minimum lease payments...........       4,280        $4,295
                                                                          ======
Current portion.......................................      (1,440)
                                                           -------
Long-term capital lease obligations...................     $ 2,840
                                                           =======

    Total rental expense on all operating leases was approximately $689,000, $812,000, and $1,177,000 for the fiscal years ended September 30, 1997, 1998 and 1999, respectively. At September 30 1999, outstanding commitments to purchase capital equipment totaled approximately $0.8 million. The Company has a revolving credit line of $5.0 million, all of which was unused and available. The line of credit expires June 30, 2000. The line bears interest at the bank's prime rate (8.25% at October 3, 1999).

    The Company is a party to a number of legal proceedings arising in the normal course of its business. These actions include employee-related issues. While it is not feasible to predict or determine the outcome of these matters, the Company believes that the ultimate resolution of these claims will not have a material adverse effect on its financial position or results of operations.

5. STOCKHOLDERS' EQUITY

    STOCK SPLIT. On April 21, 2000, the Company effected a two-for-one stock split of the outstanding shares of common stock. All share and per share amounts in these consolidated financial statements have been adjusted to give effect to the stock split.

    STOCKHOLDER RIGHTS PLAN. In September 1998, the Company's Board of Directors adopted a Stockholder Rights Plan under which the Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of common stock, par value $0.01 per share, of the Company stock held as of September 21, 1998. In addition subsequent to September 21, 1998, one right will be issued with each newly issued and outstanding share of our common stock issued, except in certain circumstances. Each preferred share purchase right entitles the registered holder to purchase one four-hundredth of the Company's Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $12.50. The rights become exercisable ten days following the announcement

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
that an entity or person has commenced a tender offer to acquire or has acquired 20% or more of the Company's outstanding common stock (the "Distribution Date").

    After the Distribution Date, the rights may be exchanged at an exchange ratio of one common share or one four-hundredth of a preferred share per right. Otherwise, each holder of a right, other than rights beneficially owned by the acquiring entity or person (which will thereafter be void), will have the right to receive upon exercise that number of common shares having a market value of two times the exercise price of the right. The rights will expire on September 14, 2008.

    EMPLOYEE STOCK PURCHASE PLAN. The Company has reserved and the stockholders approved 450,000 shares of common stock for issuance to eligible employees under the 1995 Purchase Plan (the Purchase Plan). Under the Purchase Plan, eligible employees, subject to certain restrictions, may purchase shares of common stock at a price equal to the lesser of 85% of the fair market value at either the beginning of each six-month offering period or the end of each six-month offering period. As of September 30, 1999, no shares have been issued under the Purchase Plan.

    STOCK OPTION PLANS. In August 1995, the Board of Directors approved and in September 1995, the stockholders approved (i) the adoption of the 1995 Equity Incentive Plan (the 1995 Equity Plan) as the successor to the 1994 Equity Incentive Plan (the Predecessor Plan), pursuant to which 1,100,000 shares of the Company's common stock, plus the number of shares remaining unissued and not subject to outstanding options under the Predecessor Plan and any shares issuable upon exercise of options granted under the Predecessor Plan that expire or become unexercisable for any reason without having been exercised in full, have been reserved for future issuance, and (ii) the adoption of the 1995 Directors' Stock Option Plan (the 1995 Directors' Plan) pursuant to which 300,000 shares of the Company's common stock have been reserved for future issuance. Each outstanding option under the Predecessor Plan will continue to be governed by the terms and conditions of such plan; no additional options will be granted under the Predecessor Plan.

    In December 1996, the Board of Directors approved and in February 1997, the stockholders approved the adoption of an amendment to the 1995 Equity Plan pursuant to which an additional 800,000 shares of the Company's Common Stock have been reserved for future issuance. In December 1997, the Board of Directors approved and in February 1998, the stockholders approved the adoption of an amendment to the 1995 Equity Plan pursuant to which an additional 800,000 shares of the Company's Common Stock have been reserved for future issuance. In November 1998, the Board of Directors approved and in January 1999, the stockholders approved the adoption of an amendment to the 1995 Equity Plan pursuant to which an additional 2,000,000 shares of the Company's Common Stock have been reserved for future issuance. Also in November 1998, the Board of Directors approved and in January 1999, the stockholders approved the adoption of an amendment to the 1995 Directors' Plan pursuant to which an additional 200,000 shares of the Company's Common Stock have been reserved for future issuance.

    Under the 1995 Equity Plan, incentive stock options may be granted to employees only at the price per share that is not less than the fair market value of common stock on the date of grant. Nonqualified options may be granted to employees or others at a price per share not less than 85% of

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
fair market value of the common stock on the date of grant. Options are exercisable to the extent vested. Vesting, as established by the Board of Directors, generally accrues monthly over four years from the date of grant. The Company may also grant stock bonuses and issue restricted stock to employees and others. The Company has made no such grants since the 1995 Equity Plan's inception. The 1995 Equity Plan expires ten years after adoption.

    Under the 1995 Directors' Plan, nonqualified options may be granted to nonemployee directors only at the price per share that is not less than the fair market value of common stock on the date of grant. Vesting under the 1995 Directors' Plan accrues monthly over four years from the date of grant. The 1995 Directors' Plan expires ten years after adoption.

    OPTION REPRICING PROGRAMS. Competition for skilled engineers and other key employees in the semiconductor industry is intense and the use of significant stock options for retention and motivation of such personnel is widespread in the high technology industries. The Compensation Committee of the Board of Directors believes that stock options are a critical component of the compensation offered by the Company to promote long-term retention of key employees, motivate high levels of performance and recognize employee contributions in the success of the Company. In light of substantial declines in the market price of the Company's common stock in 1997 and 1998, the Compensation Committee believed that the large numbers of outstanding stock options with an exercise price in excess of the actual market price were no longer an effective tool to encourage employee retention or to motivate high levels of performance.

    1998 EMPLOYEES AND CONSULTANTS. In August 1998, the Compensation Committee approved an option repricing program for all employees and consultants to the Company who were not executive officers of the Company. Under this program, the eligible optionees were permitted to exchange their then outstanding stock options for new stock options having an exercise price of $1.81 per share (equal to the fair market value on August 28, 1998), with vesting annually during the subsequent four years.

    Approximately 907,800 options were repriced by employees (excluding executive officers) and consultants.

    1997 EMPLOYEES AND CONSULTANTS. In April 1997 the Compensation Committee approved an option repricing program for all employees and consultants to the Company who were not executive officers of the Company. Under this program, the eligible optionees were permitted to exchange their then outstanding stock options for new stock options having an exercise price of $2.13 per share (equal to the fair market value on May 7, 1997), with vesting ratably each month during the subsequent four years. Approximately 1,086,000 options were repriced by employees (excluding executive officers) and consultants.

    1997 EXECUTIVE OFFICERS. In June 1997, the Compensation Committee approved an option repricing program for executive officers of the Company. Under this program, the executive officers were permitted to exchange their then outstanding stock options for new stock options having an exercise price of $2.13 per share (equal to the fair market value on July 1, 1997), with vesting ratably each

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
month during the subsequent four years. Approximately 372,000 options were repriced by executive officers.

    Additional information with respect to the Company's stock option plans follows:

                                                                           OPTIONS OUTSTANDING
                                                                        --------------------------
                                                                                       WEIGHTED
                                                             SHARES     NUMBER OF    AVERAGE PRICE
                                                           AVAILABLE      SHARES       PER SHARE
                                                           ----------   ----------   -------------
Balance at September 30, 1996............................     885,486    2,744,304      $ 2.30
  Additional share reservation...........................     800,000           --          --
  Options granted........................................  (2,844,914)   2,844,914      $ 2.38
  Options exercised......................................          --     (547,544)     $ 0.29
  Options canceled.......................................   1,872,502   (1,872,502)     $ 3.45
  Options expired........................................      (1,764)          --          --
                                                           ----------   ----------      ------
Balance at September 30, 1997............................     711,310    3,169,172      $ 2.05
  Additional share reservation...........................     800,000           --          --
  Options granted........................................  (2,391,712)   2,391,712      $ 2.93
  Options exercised......................................          --     (338,950)     $ 0.81
  Options canceled.......................................   1,310,988   (1,310,988)     $ 3.54
  Options expired........................................        (750)          --          --
                                                           ----------   ----------      ------
Balance at September 30, 1998............................     429,836    3,910,946      $ 2.20
  Additional share reservation...........................   2,200,000                       --
  Options granted........................................  (1,931,000)   1,931,000      $ 3.48
  Options exercised......................................          --     (393,864)     $ 1.56
  Options canceled.......................................     361,836     (361,836)     $ 2.40
  Options expired........................................        (504)          --          --
                                                           ----------   ----------      ------
Balance at September 30, 1999............................   1,060,168    5,086,246      $ 2.72
                                                           ==========   ==========      ======

    The following table summarizes information about stock options outstanding at September 30, 1999:

                     OPTIONS OUTSTANDING
-------------------------------------------------------------    OPTIONS EXERCISABLE
                                        WEIGHTED                ----------------------
                                        AVERAGE      WEIGHTED                 WEIGHTED
                                       REMAINING     AVERAGE                  AVERAGE
      RANGE OF            NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
   EXERCISE PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
---------------------   -----------   ------------   --------   -----------   --------
$0.10-$1.82              1,273,658         7.54       $1.62        631,936     $1.43
$1.88-$2.07                463,000         9.23       $2.05         19,226     $1.95
$2.13-$2.13              1,159,878         7.67       $2.13        646,842     $2.13
$2.19-$3.19              1,224,070         8.99       $2.87        268,110     $2.94
$3.22-$10.63               965,640         8.69       $4.99        295,714     $3.60
---------------------    ---------         ----       -----      ---------     -----
$0.10-$10.63             5,086,246         8.29       $2.72      1,861,828     $2.24
---------------------    ---------         ----       -----      ---------     -----

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
    At September 30, 1997 and 1998, 1,051,614 and 1,167,004 options were exercisable at weighted average exercise prices of $1.29 and $1.81 respectively.

    STOCK-BASED COMPENSATION. Under APB 25, the Company generally recognizes no compensation expense with respect to stock-based awards to employees. Pro forma information regarding net income and earnings per share is required by FAS 123, "Accounting for Stock-Based Compensation," for awards granted in fiscal years that begin after December 31, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123.

    The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

    The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                                                      OPTIONS
                                                                     ------------------------------------------
                                                                       1997             1998             1999
                                                                     --------         --------         --------
Expected life (years).......................................            5.0              6.7              6.7
Expected volatility.........................................           75.3%            80.0%            98.0%
Risk-free interest rate.....................................            6.0%             6.0%             6.0%

    The weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $1.72, $1.86 and $3.48, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma earnings (loss) over the options' vesting period. The Company's historical and pro forma information follows (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                                                       SEPTEMBER 30
                                                                1997       1998       1999
                                                              --------   --------   --------
Net income (loss):
  Historical................................................   $  566     $7,205    $(3,875)
  Pro Forma.................................................   $ (283)    $4,980    $(6,714)
Diluted earnings (loss) per share:
  Historical................................................   $ 0.03     $ 0.37    $ (0.21)
  Pro Forma.................................................   $(0.02)    $ 0.26    $ (0.37)

    Because FAS 123 is applicable to awards granted in fiscal years that begin subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately fiscal 2000.

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

6. EARNINGS (LOSS) PER SHARE

    In fiscal 1998 the Company adopted FAS No. 128 "Earnings Per Share." In accordance with FAS 128, basic earnings per share and diluted earnings per share have replaced primary earnings per share and fully diluted earnings per share previously reported by the Company. Basic earnings per share is based upon the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the dilutive effect of employee stock options (using the treasury stock method) and outstanding convertible preferred stock (using the if-converted method). All earnings (loss) per share amounts for the periods presented have been restated to conform to the requirements of FAS 128.

    The following table sets forth the reconciliation of weighted average common shares outstanding used in the computation of basic and diluted earnings per share computations (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                                          YEARS ENDED              NINE MONTHS ENDED
                                                 ------------------------------   -------------------
                                                         SEPTEMBER 30,                 JUNE 30,
                                                   1997       1998       1999       1999       2000
                                                 --------   --------   --------   --------   --------
Net income (loss)(Numerator):
  Net income (loss)............................  $   566    $ 7,205    $(3,875)   $(5,621)   $11,887
                                                 -------    -------    -------    -------    -------
Shares (Denominator):
  Weighted average shares of common stock
    outstanding used in computation of basic
    earnings (loss) per share..................   17,762     18,270     18,512     18,460     19,194
  Dilutive effect of stock options.............      884      1,002         --         --      4,005
                                                 -------    -------    -------    -------    -------
  Shares used in computation of diluted
    earnings (loss) per share..................   18,646     19,272     18,512     18,460     23,199
                                                 -------    -------    -------    -------    -------
Basic earnings (loss) per share................  $  0.03    $  0.39    $ (0.21)   $ (0.30)   $  0.62
                                                 -------    -------    -------    -------    -------
Diluted earnings (loss) per share..............  $  0.03    $  0.37    $ (0.21)   $ (0.30)   $  0.51
                                                 -------    -------    -------    -------    -------

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

7. TAXES ON INCOME

    The provision (benefit) for taxes on income consisted of the following (IN THOUSANDS):

                                                                     SEPTEMBER 30,
                                                             ------------------------------
                                                               1997       1998       1999
                                                             --------   --------   --------
Current:
  Federal..................................................   $  24     $   814    $  (261)
  State....................................................       7         383       (285)
  Foreign..................................................      50          50         --
                                                              -----     -------    -------
Total Current..............................................      81       1,247       (546)

Deferred:
  Federal..................................................      --      (3,685)    (2,170)
  State....................................................      --        (245)       (50)
  Foreign..................................................      --          --         --
                                                              -----     -------    -------
Total Deferred.............................................      --      (3,930)    (2,220)
                                                              -----     -------    -------
Total Provision (Benefit)..................................   $  81     $(2,683)   $(2,766)
                                                              =====     =======    =======

    Foreign income taxes are incurred on technology transfer fees received from a foreign third party.

    Significant components of the Company's net deferred tax assets for federal and state income taxes were as follows (IN THOUSANDS):

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Net deferred tax asset
  Restructuring reserves....................................   $   --     $1,779
  Tax credit carryforwards..................................    1,085         --
  Distributor reserves......................................    1,067        289
  Deferred revenue..........................................      248        990
  Depreciation..............................................     (133)      (203)
  Capitalized research and development cost.................      185        239
  Inventory reserves........................................    1,442      1,622
  General reserves..........................................       --        474
  Other accruals and reserves not currently deductible......      536        960
                                                               ------     ------
Total net deferred tax assets...............................    4,430      6,150
Less valuation allowance....................................     (500)        --
                                                               ------     ------
Net deferred tax asset......................................   $3,930     $6,150
                                                               ======     ======

    The valuation allowance decreased by approximately $4,389,000 and $500,000 in fiscal 1998 and 1999, respectively. Management determined that a full valuation allowance was not necessary at September 30, 1998 as it was concluded that it was more likely than not that certain deferred tax assets

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

7. TAXES ON INCOME (CONTINUED)
will be recovered in the future. Accordingly, the Company reversed the valuation allowance for those deferred tax assets at September 30, 1998. The effect of such reversal resulted in the recognition in fiscal 1998 of a non-recurring income tax benefit of $3,930,000, or $0.20 per diluted share. In fiscal 1999, management determined that realization of the remaining deferred tax assets subject to the valuation allowance is more likely than not and reversed the related allowance of $500,000.

    The provisions (benefit) for taxes on income differed from the provisions calculated by applying the federal statutory rate to income before taxes as follows (IN THOUSANDS):

                                                                     SEPTEMBER 30,
                                                             ------------------------------
                                                               1997       1998       1999
                                                             --------   --------   --------
Expected provisions at statutory rates.....................   $ 220     $ 1,538    $(2,266)
State taxes, net of federal benefit........................       4         261       (399)
Foreign taxes..............................................      33          50          -
General business credits...................................      --          --       (230)
Benefit of net operating loss carryforwards................    (190)         --         --
Other......................................................      14        (143)       629
Reversal of valuation allowance............................      --      (4,389)      (500)
                                                              -----     -------    -------
                                                              $  81     $(2,683)   $(2,766)
                                                              =====     =======    =======

8. EMPLOYEE BENEFIT PLAN

    The Company has a 401(k) savings plan that covers substantially all full-time employees. Eligible employees are permitted to make fully vested tax deferred contributions of up to 15% of their annual gross compensation, subject to certain Internal Revenue Service limitations. The plan provides for employer contributions at the discretion of the Board of Directors. Contributions made by the Company for the years ended September 30, 1997, 1998, and 1999 were approximately $18,000, $133,000, and $241,000 respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has evaluated the estimated fair value of its financial instruments which consist primarily of cash and cash equivalents and short-term investments and determined that the carrying amounts approximate fair value due to their short-term maturities.

    In the normal course of business, the Company has exposure to foreign currency fluctuations arising from foreign currency sales. The Company uses foreign exchange forward contracts to limit its exposure to foreign exchange losses arising from nonfunctional currency trade receivables. The Company evaluates its net exposure therefrom and enters into forward contracts to hedge the net exposure over a specified amount. These contracts are executed with credit worthy financial institution and are denominated in Japanese Yen. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact financial results. Costs associated with entering into

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) such contracts are generally amortized over the life of the instruments and are not material to the Company's financial results.

    At September 30, 1999 the Company had foreign currency forward contracts outstanding to hedge foreign currency trade receivables. These contracts have maturities, which typically range from 35 to 90 days and are intended to reduce exposure to foreign currency exchange risk. The aggregate fair value and unrealized loss of foreign exchange contracts are $2.5 million and $80,000, respectively.

10. SEGMENT INFORMATION

    In the fourth quarter of fiscal 1999, the Company adopted FAS 131, "Disclosures about Segments of an Enterprise and Related Information." FAS 131 establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. Based upon the criteria of FAS 131, the Company has a single reportable segment.

    The Company markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives, and distributors. The Company's geographic sales, as a percentage of net revenues, were as follows:

                                                                                                      NINE
                                                                                                     MONTHS
                                                                       YEARS ENDED                    ENDED
                                                                      SEPTEMBER 30,                  JUNE 30
                                                              ------------------------------   -------------------
                                                                1997       1998       1999       1999       2000
                                                              --------   --------   --------   --------   --------
Domestic....................................................     44%        47%        43%        42%        26%
Export:
  Europe....................................................     14%        13%        12%        13%        10%
  Japan.....................................................     21%        32%        35%        39%        37%
  Other Pacific Rim Countries...............................     21%         8%        10%         6%        27%
                                                                ---        ---        ---        ---        ---
                                                                100%       100%       100%       100%       100%
                                                                ===        ===        ===        ===        ===

    The Company's assets located outside the United States are insignificant.

11. UNUSUAL CHARGES

    During the first quarter of fiscal 1999, the Company implemented a plan to restructure its manufacturing operations in response to a shift in the mix of products fabricated internally compared to products fabricated by outside foundries. During the several quarters preceding the restructuring, production volume and revenue from products fabricated by outside foundries had generally increased, while the volume and revenue from internally fabricated products generally declined. As a result, the Company was in a position of significant over-capacity in its internal fabrication facility located in Milpitas, California.

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

11. UNUSUAL CHARGES (CONTINUED)
    In response to the aforementioned, the Company decided to move gradually toward a primarily outsourced model through a period of several years. The Company further decided to discontinue development of future dielectric process technology in favor of the more state of the art silicon-on-insulator technology, where volume production will be outsourced. Based on the change in manufacturing strategy, the Company estimated the future nondiscounted cash flows relating to the internal wafer fabrication facility and concluded under FAS No. 121 that impairment was indicated.

    The Company engaged independent valuation consultants to assist in evaluating the fair value of these assets to be held and used in the facility. The Company, based on the valuations wrote-down the carrying value of the equipment by $4.3 million and leasehold improvements by $6.8 million.

    The book values of assets, by category, before and after the write-down was as follows (IN THOUSANDS):

                                                          BALANCES AT DECEMBER 31, 1998
                                                       ------------------------------------
                                                       BEFORE WRITE-DOWN   AFTER WRITE-DOWN
                                                       -----------------   ----------------
Machinery & equipment................................       $ 5,444             $1,159
Furniture & Fixtures.................................            51                 11
Leasehold Improvements...............................         8,595              1,830
                                                            -------             ------
Total................................................       $14,090             $3,000
                                                            =======             ======

    The Company also believed that its decision to discontinue development of future-generation products using dielectric isolation technology would obsolete certain existing products and capitalized patents. Accordingly, the Company recorded a pretax charge of $1.0 million related to a write-down of inventory and $0.2 million related to a write-down of patents.

    The restructuring also included operating initiatives to improve the Company's cost structure including a reduction of approximately 10% of the Company's work force. The Company recorded a pretax charge of $0.6 million related to severance and $0.1 million related to a legal settlement with AMP Incorporated.

    These unusual charges resulted in pretax charges of $12.0 million to operating expenses and $1.0 million to cost of goods sold in the first quarter of fiscal 1999. Remaining cash payments related to

                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999,
                AND THE NINE MONTHS ENDED JUNE 30, 1999 AND 2000

                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                      JUNE 30, 1999 AND 2000 IS UNAUDITED)

11. UNUSUAL CHARGES (CONTINUED)
these activities are expected to be $0.3 million in fiscal 2000. The following table summarizes the restructuring and other charges (IN THOUSANDS):

                                                    TOTAL          UTILIZED
                                                RESTRUCTURING      THROUGH         BALANCE AT
                                                   CHARGE       SEP. 30, 1999    SEP. 30, 1999
                                                -------------   --------------   --------------
Asset impairment..............................     $11,090          $11,090           $ --
Write-down of inventory.......................       1,008            1,008             --
Payments to employees involuntarily
  terminated..................................         638              353            285
Write-down of patents.........................         174              174             --
Legal settlement..............................         107              107             --
                                                   -------          -------           ----
Total.........................................     $13,017          $12,732           $285
                                                   =======          =======           ====
                                                    TOTAL          UTILIZED
                                                RESTRUCTURING      THROUGH         BALANCE AT
                                                   CHARGE       JUNE 30, 2000    JUNE 30, 2000
                                                -------------   --------------   --------------
Asset impairment..............................     $11,090          $11,090           $ --
Write-down of inventory.......................       1,008            1,008             --
Payments to employees involuntarily
  terminated..................................         638              598             40
Write-down of patents.........................         174              174             --
Legal settlement..............................         107              107             --
                                                   -------          -------           ----
Total.........................................     $13,017          $12,977           $ 40
                                                   =======          =======           ====

12. SUBSEQUENT EVENT

    On July 24, 2000, we announced the appointment of our new President and Chief Executive Officer. He also serves as a member of the Board of Directors. In connection with his employment, we granted him 86,500 shares of restricted common stock at nominal cost that vest annually over a five year period. These restricted shares which had a market value of approximately $5,000,000 based on the trading price of the shares on the date of the grant will be charged to expense over the vesting period. In addition, we granted him options to purchase 613,500 shares of our common stock.

                          ELANTEC SEMICONDUCTOR, INC.
                    UNAUDITED INTERIM FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA:

                                                    DEC 31,        MARCH 31,       JUNE 30,       SEPT 30,
                                                      1998           1999            1999           1999
                    1999                            --------       ---------       --------       --------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
Net revenues.................................       $ 10,653        $12,721        $13,005        $14,283
Gross profit.................................          3,244          5,726          6,821          8,078
Income (loss) from operations................        (12,905)         1,446          2,134          2,556
Net income (loss)............................         (8,024)           926          1,477          1,746
Earnings (loss) per share:
  Basic......................................       $  (0.44)       $  0.05        $  0.08        $  0.09
  Diluted....................................       $  (0.44)       $  0.05        $  0.07        $  0.08
Shares used in computing per share amounts:
  Basic......................................         18,394         18,424         18,560         18,672
  Diluted....................................         18,394         19,210         20,918         21,932

                                                    DEC 31,        MARCH 31,       JUNE 30,
                                                      1999           2000            2000
                    2000                            --------       ---------       --------
                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Net revenues.................................       $ 15,712        $20,020        $28,622
Gross profit.................................          9,571         12,326         17,471
Income from operations.......................          4,109          5,231          8,780
Net income...................................          2,760          3,353          5,774
Earnings per share:
  Basic......................................       $   0.15        $  0.18        $  0.29
  Diluted....................................       $   0.13        $  0.14        $  0.24
Shares used in computing per share amounts:
  Basic......................................         18,864         19,144         19,575
  Diluted....................................         22,362         23,386         23,849

------------------------

1. In the first quarter of fiscal 1999, the Company recorded unusual pre-tax charges of $13.0 million resulting from the Company's conclusion that projected production volume and related cash flow from the Company's internal fabrication facility were not sufficient to recover its carrying value.

                          [ELANTEC SEMICONDUCTOR LOGO]